Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II Commission File No. 001-40246

Nextdoor – 2021 Investor Day, September 20, 2021

PARTICIPANTS

Matt Anderson, Head of Finance and Strategy and Investor Relations

Sarah Friar, Chief Executive Officer

John Hope Bryant, Member, Board of Directors

Andrea Wishom, Member, Board of Directors

Kiran Prasad, Head of Product

Heidi Andersen, Head of Revenue

Jonathan Mildenhall, Member, Client Advisory Board

Bill Gurley, Member, Board of Directors

Prakash Janakiraman, Co-Founder and Chief Architect

Marc Dunkelman, Member, Neighborhood Vitality Advisory Board

Kelli Harding, Member, Neighborhood Vitality Advisory Board

Maryam Banikarim, Head of Marketing

Leah LaRue, Member, Public Agency Advisory Board

Mike Doyle, Chief Financial Officer

PRESENTATION

Matt Anderson

Good afternoon, everyone. My name is Matt Anderson and I am Head of Finance and Strategy and Investor Relations at Nextdoor. Welcome to Nextdoor’s 2021 Investor Day. We’re so glad to have you join us today.

Before we get started, I want to share that during today’s event, we will be making statements related to our business that are forward-looking statements under federal securities laws, so please do read the disclaimers on the screen. These statements are not guarantees of future performance. They are subject to a variety of risks and uncertainty.

Our actual results could differ materially from the expectations reflected in any forward-looking statements. For a discussion of the material risks and other important factors that could affect our actual results, please refer to filings with the SEC as well as the risks and other important factors discussed in today’s presentation.

Additionally, we will be sharing non-GAAP financial measures today. A reconciliation of the non-GAAP measures to GAAP measures is provided in the presentation.

During today’s event, we will share more about our product and platform, the neighbors and organizations we serve, and our business model. You’ll hear first from our CEO, Sarah Friar. Then, you’ll hear from four more members of our Management team as they each provide a deep dive into the key areas of our business, as well as from a member of our Board of Directors. After that, our CFO, Mike Doyle, will wrap up the presentation with our financials, and then finally, we’ll end with Q&A. If you would like to ask a question during the Q&A, please submit your question in the Ask a Question text box on the webcast console at any point during the course of the event.

After today’s event, we will be sharing a replay on our Investor Relations website, investors.nextdoor.com, along with the slide deck and transcript.

With that, I’ll turn it over to our CEO, Sarah.

Sarah Friar

Welcome. Welcome, everyone. Welcome to the neighborhood. Welcome to Nextdoor. Thank you for joining our 2021 Investor Day. We’re delighted to share with you more about our story, what we’ve built, why it’s important, and ultimately, why we think Nextdoor is a phenomenal business and a terrific investment opportunity.

Let me start with the why. When our co-founders came together, they realized that despite technology’s ability to connect people and communities virtually all across the globe, in actuality, people have become more disconnected, especially in real life, and the research backed this up.

In his seminal book, Bowling Alone, Dr. Robert Putnam details the many reasons why we’ve lost touch with our communities and what that impact is on individuals, neighborhoods, societies, and the world at large. He defined a measure: social capital. Social capital is a measure of the number of people you know in your community that you can rely on for help and favors, and Dr. Putnam’s research concludes that all communities, when they have more social capital, have better outcomes. Crime rates drop, property values increase, education and test scores improve. It’s good for our kids. And people, in fact, live longer in communities where they have the support of their neighbors.

Despite the proven benefits, we’ve been losing social capital. A few research studies showed that 29% of Americans claim to know very few of their neighbors, and 28% of Americans said they don’t know a single neighbor by name, so Nextdoor was founded on the idea that technology could play a pivotal role in bringing community back, connecting neighborhoods one neighbor at a time. Today, relationships sparked on Nextdoor connect millions of people back to the original social network, their neighborhood.

I joined Nextdoor about two-and-a-half years ago, and while there were several reasons I joined, I can really distill it down to two key themes: our purpose and our opportunity. Let’s talk purpose.

Nextdoor’s purpose is to cultivate a kinder world where everyone has a neighborhood they I can rely on. Very rarely, a company comes along that has the ability to literally change people’s lives for the better, how they communicate, how they connect, how they care for their fellow neighbors. Nextdoor is one of those rare companies that transcends its utility as a business and is making its mark on communities around the world. I grew up in Northern Ireland in the height of the troubles, and I saw communities riven apart by distrust. I was also lucky enough to have a mom and dad who were both highly active in their communities as the HR manager of the local mill and the local nurse. When the first bomb attack shattered our home’s windows, it was our neighbors of the opposite religion who helped us board them up until they could be replaced, so what I love about neighborhood is that it brings people back together with a collective purpose.

Our neighborhoods aren’t just where we live, they’re an essential part of who we are, how we connect to those around us, and we all have a strong incentive to make them work even when we have differing beliefs or backgrounds. Our purpose means getting to wake up every day and do fulfilling work, and it also attracts amazing people that you want to work with, all of whom come to work with us because of their passion and belief in what we do. I’m excited that today you will meet many more of them.

The second big draw for me was our opportunity. Looking at Nextdoor, I saw a data-rich environment, which, when used appropriately, could connect neighbors, businesses, and public agencies in unique, value-added ways. You’ll see this when Kiran talks about our product strategy and when Heidi discusses how we monetize and bring value to our customers. So why do people come to Nextdoor every day? Neighbors turn to Nextdoor for three things: to receive trusted information, give and get help, and build real-world connections. Let me go just a bit deeper.

First, on receiving trusted information. Nextdoor was built on trust. When on Nextdoor, you know you’re talking to real neighbors and you can clearly see which neighborhood they belong to.

Second, you get to give and get help, or just get things done. Nextdoor enables you to access the social capital of your neighborhood. Let me give you an example. In Austin, Texas, 68-year old Emily tried to schedule a COVID vaccine prior to flying out of state for heart surgery, but none of her doctors could get her an appointment soon enough. She posted on Nextdoor to ask for suggestions, and a neighbor who she had never met before offered up her appointment for the next morning.

Third, building real-world connections with those nearby, your neighbors, local businesses, and public agencies. Nextdoor is uniquely positioned to help neighbors connect online and take those connections into the real world. For example, in response to the rise in Asian hate crimes, 13-year old Ashlyn, based here in the Bay Area, posted on Nextdoor to organize a #standforasians rally in her neighborhood. She received an outpouring of support from the community, and over 300 people attended her rally in person. That’s the power of Online to Offline Connections.

In the review of our product strategy, Kiran, our Head of Product, is going to amplify how Nextdoor rises to meet these core needs, highlighting the top five jobs that neighbors use Nextdoor for today and how our product innovation cycle is accelerating to ensure Nextdoor is the place neighbors turn to for everything local, and so with that, we’ve built an incredible competitive moat—real people at real addresses; hyper-local, proximity-based conversations; trusted information; the local perspective; and, of course, instant distribution.

Businesses create one viral loop on Nextdoor. They often invite their customers to join the platform to give them recommendations, because more recommendations equals more customers. Neighbors come to Nextdoor to connect into their neighborhoods. There’s nowhere else where you can find everything local, from finding a business, to a nearby group, to asking a neighbor for a recommendation, to finding trusting information from public agencies. Neighbors invite other neighbors, especially when they want to activate their neighborhood around a common goal.

And for public agencies, Nextdoor becomes essential because they can get their message out in a surgical way to a street, a neighborhood, or broadly to a city, a state, even a country. The more density we have on the platform, the better the platform works for everyone in the neighborhood. It’s the network effect in action; not a scale effect, a network effect. The need for hyper-local connection is real and lasting.

To the first point, our need to connect, particularly to those nearby, is what’s driven Nextdoor’s growth since launch, and COVID, like all disasters at a local level, amplified that need.

We also know that local is becoming increasingly more important. Seventy-three percent of our users say that neighbors are the most important community, 80% expect to work more from home, and 75% plan to shop more locally, making Nextdoor not just a great place for community, but also enabling a strong business model. Today, we’re ubiquitous in the United States and growing globally. As of Q2, Nextdoor is in almost one in three U.S. households. Globally, we have over 63 million verified neighbors on the platform, that grew 17% year-over-year, and over 29 million weekly active neighbors. We’ve already created an incredible product market fit. When neighbors come to Nextdoor, three months in, 75% of them are still on the platform. Six months in, that’s 65%, and by 24 months in, that line begins to asymptote at well above 50%, and we’re proud that our retention rate is estimated to be 20 points higher than leading peers. We know that when people come, they come with intent and they stay. That stickiness is a really big piece of our ongoing growth.

We also have strong network effects. In a young neighborhood with 5% to 10% of the households in that neighborhood on the platform, we see good engagement, but as we move up into our top quartile of neighborhood penetration, we start to see engagement levels that are over 2x what we see in the beginning. This is because more content on the platform drives more engagement, which drives more people to join, which drives more content. That’s our flywheel of growth.

We see wide adoption across geographies and demographics. In the United States, we’re in neighborhoods that span 99% of homes. You’ll find us in suburbs, rural areas, urban areas. We work wherever there are neighborhoods to be had. In fact, you can see our top 10 most engaged neighborhoods span the United States, and two of them are even in the U.K. They’re not city names that you’ll recognize. These are true neighborhoods. This underscores the hyper-local nature of Nextdoor and the global opportunity we have ahead of us.

So why invest in Nextdoor? Let me give you seven reasons.

First, the network effect for both online and offline connections. Nextdoor has a unique value proposition that is relevant to all, and by all, we mean neighbors and also organizations.

Second, each social link is highly valuable, because most commerce is local.

Third, we face a robust current digital advertising market, and there’s opportunity for future new revenue models.

Fourth, there are many vectors for sustained revenue growth just doing what we do, including international.

Fifth, high barriers to entry. We have a network that is very difficult and time-consuming to build, but we’ve done it.

Sixth, we’re the only digital neighborhood network that is both purpose-driven and authentic.

Lastly, a proven team set up for acceleration and execution.

Let me introduce you to our Leadership team and Board members, many of whom you’ll hear from today. You will also hear later from our three advisory boards, and I’m proud to share that across our various boards we are 51% female and 41% underrepresented minorities.

Everyone on our Leadership team, with the exception of our Co-Founder, Prakash, has joined within the last two to three years. During this time, we’ve transitioned from the early stages of monetization and organizational maturity into the hyper growth and build phase. Everyone on our Leadership team has experienced that at some of the best-known and most defining companies of the prior few decades, including Square, Google, LinkedIn, Salesforce, Expedia, Hyatt, Yahoo, and Oracle.

And our Board needs no introduction. We have a seasoned, world-class Board of Directors with a wide range of expertise in finance, consumer Internet business, entrepreneurship, growing and scaling world class companies, content creation and storytelling, philanthropy, and building community. We consider these diverse perspectives on our Board imperative to our business success.

We’re excited to have Bill Gurley from Benchmark Capital join us a bit later on in the day for Q&A, and we also wanted you to hear from our newest Board members, John Hope Bryant and Andrea Wishom, about why they joined us.

John shares our passion for building community, spending much of his life’s work focused on financial literacy and housing to empower people, particularly those who are underserved and with the opportunity to contribute and affect change in their communities.

Andrea has spent the last two decades working closely with storytellers such as Oprah, and now, George Lucas, finding creative ways to share powerful stories and bring people together around the globe.

John Hope Bryant

Hi. I’m John Hope Bryant, Founder, Chairman, and Chief Executive Officer of Operation HOPE and Promise Homes Company and Bryant Group Ventures. I’m an entrepreneur and someone who’s deeply concerned about the state of community. The vision and mission and purpose of a company called Nextdoor really spoke to me, and so when my friend, Sarah Friar, called me and asked me about the Board of Directors, well, I’d follow her anywhere, and it appears others would too. This is a rare company that has proven you can do well and do good, too.

If you look at the numbers, you look behind the curtains at Nextdoor, you find one of the strongest, most resilient and most relevant companies in America today. I like that they have gotten ahead of the curve and saw the issue of social justice as a positive and not a negative. They widely associate diversity and inclusion as a business strength versus something you tack on to the back end of your business plan. And the Board of Directors now, thanks to Sarah’s leadership, is also now more diverse and inclusive.

So, I think Nextdoor is the future. You should too.

Andrea Wishom

I’m so excited to be on this Board, and I’m so excited to be part of a company that understands that at a time like this meaning and connection mean everything, but at the same time, there’s a huge business on the other side of that. I’m active on Nextdoor, which is one of the reasons I joined the Board. I wanted to be an active participant with the product, and I love it. It’s good. It’s interesting, I love seeing what’s on my neighbors’ mind. I also love connecting with local businesses and municipalities where I am, and I will say one of the other things I love about being on this Board is its leadership, and I was attracted to Sarah Friar’s vision and mission. It was big and bold and gargantuan, which is exactly what we would have done at Oprah, and Nextdoor’s achieving that.

Sarah Friar

To recap, community and connection of the neighborhood is at the heart of the work we do. As Maryam, our Head of Marketing, will highlight, purpose-driven companies make for sustainable, long-term businesses, and ultimately, great investments.

Lastly, I want to say thank you to those in the investment community, many of whom we’ve already partnered with, and we are excited to partner with so many more of you over the coming weeks, quarters, and years.

Before I turn it over to Kiran, who’ll share more on that product strategy, we’re going to share a video of Penny’s story on Nextdoor. Penny is an amazing neighbor in my neighborhood. We met and connected because of Nextdoor and the pandemic. She activated a help group of over 1,000 people, bringing new users to the platform and raising engagement in the neighborhood, all in the spirit of giving and getting help in person. She’s connected neighbors to cook a meal, buy and deliver a chair for someone who is bedridden, and drive many people to get vaccinated. She could only do this because of the hyper-local nature and trusted nature of Nextdoor.

Penny.

(Video Presentation)

People were in desperate need and very scared. When the pandemic started, people were really stranded. They were sheltering in place. They needed someone to do grocery shopping for them. We had folks with disabilities. Suddenly their caregivers weren’t arriving. People did have the urge to help, but often they didn’t know who to help or how.

We describe ourselves as just neighbors helping neighbors. Our Nextdoor group took off quite so explosively. Within a few months, we had 800 members, and with Nextdoor I could match them with someone who was really geographically closer to them. That was a sustainable relationship. That person will pop around to say hi. They can always help out to do shopping. They’ll be there to help when there’s a wild fire. It’s a real neighbor.

If you’d asked me three years ago, how do you feel about your neighborhood? I would have started talking about the trees and trails and the beautiful weather. You ask me now, I see Marin as full of characters and stories.

I love my neighborhood because every single person in my neighborhood and in your neighborhood deserves to be loved. There is something magical afoot in Marin.

Kiran Prasad

Hi, everyone. My name is Kiran, and I’m the Head of Product here at Nextdoor. I joined in March after 10 years at LinkedIn, and like Sarah, I was drawn to Nextdoor because of our team, the purpose, and the incredible opportunity ahead.

When I was seven, my family and I moved from India to Shelby Township, Michigan, a small neighborhood in a place we knew nothing about, and I was curious and eager to find a sense of belonging. The activities that became the biggest part of my life, playing basketball and working on old school bulletin board systems, all started with community. I fell in love with these communities because they welcomed me, taught me, and helped me belong. I learned that community is essential for a healthy life and can have a massive positive impact on the world. My local communities helped me become the person I am today, and if my parents had a platform like Nextdoor, I know they would have found their local communities much sooner.

I joined Nextdoor because of the opportunity to bring that sense of local community to every single person in the world. Everyone is and has a neighbor, which speaks to the massive opportunity. I was inspired by the purpose and positive impact that Nextdoor is having on local communities, and I’m incredibly excited to bring this impact to more neighbors through our product roadmap.

So let me start with, one, how our product works today; and then, two, what product evolutions can drive exponential growth.

Today, our neighborhoods are full of neighbors and organizations. My neighborhood, Saratoga, a suburb of San Francisco, has neighbors, the people who are living around me, major brands like Safeway where I buy groceries, local agencies like the fire department, and tons of small businesses, like Nimbus Salon where I get my hair cut. All these neighbors and organizations come to Nextdoor to accomplish hundreds of jobs, but at the core, they come to connect and get things done. We enable this by helping them build active, valued community.

Let me start with community. A community is a group of people with a shared interest and feel a sense of belonging. At Nextdoor, that key shared interest is place. It could be as small as my building or floor, or as large as the city of Toronto.

Valued means trusted and dependable. In my neighborhood, during COVID, many neighbors helped the elderly get groceries. This is one of our key differentiators. Nextdoor communities move from online interactions to helping in the real world, and vice versa.

Active means we enable neighbors to organize, communicate, and exchange value through conversations. These conversations allow neighbors and organizations to accomplish the full breadth of their jobs.

Earlier, Sarah walked through the key reasons neighbors come daily to Nextdoor. I’m going to go a bit deeper, highlighting the five jobs that neighbors use every day.

First, neighbors want to stay up-to-date with what’s happening around them, for example, if the local school is starting a fundraising effort, or the local newspaper is sharing news about road work in town; or if the power goes out in your neighborhood, you can post to Nextdoor to figure out what happened. And agencies use it to understand neighbors. The city of Boston used polls to ask how likely is it that you’ll take public transportation in the next month.

Second, neighbors are constantly trying to find local resources, from places to eat, service providers, buying and selling goods, and jobs. If I’m a pet owner, I may ask about the best pet groomer nearby, or in my case, Nextdoor is where I found the newest addition to my family, our pet bunny, Bella. She’s super cute, isn’t she? And neighbors are constantly looking for plumbers, gardeners, or financial advisors. Last week, we had a neighbor who asked for a financial advisor and got five responses within a few hours. In fact, Nextdoor is often where we see people finding their first job. Every summer, we see thousands of students across the country posting to find a job tutoring, teaching swimming, or babysitting.

Third, neighbors are looking to discover things to do, like nearby events and activities. This is even more true now with neighbors at home more than ever. My family’s always looking for things to do on Friday nights and weekends. Last week, the city of Saratoga shared a movie in the park event for the local neighborhood, and 150 people showed up.

Fourth, neighbors are getting together to connect. They find people who have shared interests, like parenting or gardening, through groups. In Shell Harbor, Australia, a new mover posted on Nextdoor looking to make new friends. She received overwhelming interest and now meets regularly with her thriving ladies’ morning tea group. In New York, neighbors set up a rooftop meet-up to network and learn more about the city. It’s amazing to see people self-organize and find each other to connect.

Finally, organizations want to show they’re part of the community to grow their own business. Every day, we see posts from local businesses looking to hire extra staff. Small businesses are sharing about local community events. They are supporting a local football team or a pizza eating challenge, and local schools are running fundraisers to buy new equipment for their sports team. These are just a few of the jobs that people come to Nextdoor for every day. Neighbors come to Nextdoor every day, and they come for many different reasons.

As we increase the reason to come to Nextdoor, more neighbors will come more frequently, and that creates more opportunities for monetization. We’ve spent 10 years at Nextdoor focused on neighborhood innovation ranging from neighbor-focused products like Finds and Maps to business-focused products, like Business Pages and Sponsor Posts, to launching in 10 countries outside of the U.S., but as you can see here, we’ve increased the velocity of innovation, and we intend to keep our focus on innovating for our neighbors as we look to the future.

We learn from what the neighbors and organizations are already doing on the platform and build products that simplify their experience. We don’t manufacture need. We facilitate it. Let’s take a look at three examples.

First, we noticed neighbors posting to ask about the best trick-or-treat locations, and so we created Maps. Our treat map, which was sponsored by Party City, helps you find the best treat locations nearby. This one product has grown to spawn many use cases, like the help map with Walmart for those in need, cheer map during Christmas, or the current vaccine map sponsored by Albertsons and Moderna. It leads to more neighbors using Nextdoor more frequently.

Second, we saw posts where people were asking about what plants are best for the local soil. We created a Groups product to help everyone who has a shared interest around gardening to connect with each other. Immediately, there were groups created around the world across everything from gardening to tennis to parenting. There are over 200,000 groups, and this leads to more neighbors using Nextdoor more frequently.

Third, we saw that Nextdoor neighbors were posting about buying and selling used goods, so we developed Finds as a more structured and simple way to buy and sell products. Now, we have thousands of transactions every single day, with over $1 billion listed on Nextdoor every month, and that doesn’t even include free listings. It’s another reason for more neighbors to visit Nextdoor more frequently.

When we focus on delivering value, we drive growth. Our next set of product initiatives are even larger drivers of value and growth. These initiatives enable more jobs for neighbors already on the platform and will bring a whole new set of neighbors to the platform.

First, we are enabling neighbors to connect with more than one neighborhood. Neighbors care about many different neighborhoods in their life. They care about the neighborhood where they work, or the neighborhoods where their parents live, or a nearby neighborhood they frequent. One of our most common requests is to connect to neighborhoods they might visit or move into. This will give neighbors the ability to be part of many communities and enables more reasons to use the product every day.

Second, we are enabling neighbors to connect with each other and organizations. Every social network grew by allowing people to form a graph. Whether it’s a friend graph like Facebook or a professional graph like LinkedIn, we are enabling neighbors to build their local graph. Neighbors will be able to sync their contacts, get recommendations for neighbors they may know, and connect.

My kids have a ton of friends, and their friends’ parents are important to me. I need to have their contact information and understand how they’re involved with the local community. I may not want to connect on other platforms like LinkedIn, because the context is different, but I need to maintain that relationship. Or I might want to connect with a local coffee shop, gardener, babysitter, or kids’ tutor. This enables neighbors to form a unique local graph that can drive true viral growth.

Third, we are making content that has been tracked inside Nextdoor available through Google Search. As neighbors exchange information, find service providers, organize events, they’re creating content on the platform. We will now enable guests to find that content through Google. For example, if you search for the best plumber in Columbus, you’ll see results from Nextdoor. People who have never used Nextdoor will suddenly discover enjoying Nextdoor to become part of the community.

These three fundamental changes will drive more value for neighbors, which leads to even more neighbors to use Nextdoor more frequently. It’s an incredibly sustainable and viral growth model.

To recap, neighbors use us for many jobs, but ultimately, to connect and get things done. We enable them to do this by building an active, valued community. We discovered that if we watch what people do on the platform and make it easier, more people use the product and tell others. We know that value drives growth. By allowing neighbors to connect to many neighborhoods, connect to each other and organizations, and allowing guests to find Nextdoor content through Google, we will drive more value and enable viral and exponential growth. All this leads to a larger neighbor base, higher engagement, and higher monetization. It’s an incredible business model that gets stronger with each new neighbor that joins the flywheel.

Before I turn it over to Heidi, let me share a neighbor story. For Jamal, Nextdoor enabled him to give and get help by relying on proximity-based conversation in his community; this is a great example of an active valued community at work and something he could only find on Nextdoor.

(Video Presentation)

I couldn’t have asked for a better neighborhood to live in. I realized I wasn’t making enough to afford all the new clothes I needed to be prepared for my new job. I decided to post up on Nextdoor, willing to clean somebody’s garage, even run errands for them and barter for shoes. I couldn’t even keep up with comments. Just complete random strangers. People willing to give me gift cards or take me to the store to buy me even more extra clothes. They said they just wanted to see me succeed. I ended up with more shoes than I could actually need for the next ten years.

It put me in the mindset of exactly what I needed to be because I knew I had the backing of my community. I knew that they were behind me 110%. I love my neighborhood because when somebody’s in need, the community will come together and help each other out.

Heidi Andersen

Hi there. I’m Heidi, Head of Revenue. I joined Nextdoor because I’m incredibly excited about Nextdoor’s ability to create opportunity for people and businesses in neighborhoods all over the world. I was drawn to Nextdoor’s unique value proposition of giving national brands a local voice and small businesses a local online presence reaching their best customers, their neighbors.

For that, let’s turn to our revenue opportunity. I’m going to focus on the digital advertising opportunity, our monetization arm today. I give you a view into who our advertisers are, the different ways in which they can engage with our platform, and why they love Nextdoor. I’ll wrap by sharing with you our near-term product roadmap top priorities.

As mentioned, our primary TAM today is digital advertising, and it’s a big and growing market. In 2020, the U.S. digital ad market TAM was $143 billion, expected to grow at a 16% CAGR to $262 billion by 2024. Globally, this is even larger. Even just growing into this current TAM is a tremendous revenue opportunity. And on the right of this chart, what you see are other available TAMs to Nextdoor. This includes local home services, local commerce, our vibrant classifieds business, real estate, and local events. Unlike advertising, these potential revenue streams aren’t attached to platform impressions growth. Rather, they tap into and build on organic exchanges on the platform. All of this to say we have additional ways we can monetize neighbors and businesses already on Nextdoor.

Our focus today, though, is growing our ads business, and we believe we have a unique opportunity to create value for businesses, small to large, given we are built on trust, local perspective, and proximity. It is the power of proximity and that local perspective that is increasingly vital to our day-to-day. For example, from an August 2021 Nextdoor member poll, we see 44% of shopping at local businesses now more than pre-COVID. And I’d like to remind everyone that local doesn’t just mean the local coffee shop or restaurant. It also means the local branches of large-sized brands, and local is even more important than ever to digital advertisers, helping us to accelerate the path to realizing our TAM.

I’ll now turn to our solutions, why customers come to us, and examples of how customers are getting differentiated value. We’ve built products that allow us to meet customer objectives at every stage of the marketing funnel, from awareness to consideration to direct response, and in fact, our revenue is fairly evenly split across objectives.

An example of a recent awareness campaign was Traeger, who asked and rewarded neighbors for sharing details about the Traeger hood via submissions for the chance to win a grill and grill kit this summer. To drive consideration, McDonald’s shared special offers available at the nearest location, which drove store traffic. Another example is a national financial adviser firm who customized a local advisor’s name and photo at the neighborhood level.

We can offer valuable customization. For example, advertisers can run ads about saving for a home in a younger neighborhood and about saving for retirement in an older neighborhood. And finally, on the direct response side, to drive action, brands can place contextually relevant ads in Finds. For example, if I’m searching for a second-hand couch, I may see an ad from a furniture store in a classifieds section and decide maybe I do want something new. Local deals is another example, say, a pet store running ads offering 15% off your first visit, or a restaurant advertising happy hour.

To bring our suite of solutions to market, we have segmented our customer base into two primary groups: enterprise and SMB. Our field sales team supports our growing base of enterprise customers, who are typically medium-to-large national and global brands. Our SMB customers are smaller in size, self-serve, and enabled by growth marketing programs. We serve customers across all verticals in both customer segments. This year, we launched an enterprise vertical sales model which has enabled us to quickly accelerate our success for the verticals endemic to our platform; think home services, retail, financial services, and telco. We have since expanded to all verticals and are already seeing strong traction in newer verticals, including CPG, healthcare, and travel.

There are multiple reasons why businesses come to Nextdoor. I’ll share with you five key differentiators that our enterprise customers are particularly excited about.

First, they appreciate our unique ability to offer local personalization at scale and highly flexible targeting. Brands are able to run national campaigns with seamless local customization. We have the ability to target from a street to a neighborhood, to a town or city, to a state, or to the whole country; for example, multi-location auto dealers promoting a sale, national banks showcasing local branch managers, or national retailers sharing specific store hours, or news of a grand opening in relevant neighborhoods.

Second, our customers appreciate our ability to quickly innovate and iterate to meet the moment. When our communities need brands to show up in big and impactful ways, we partner with them and build new solutions. An example is the Nextdoor COVID-19 vaccine map which we launched in June. It was sponsored by individual sponsors, Albertsons Companies, and Moderna. The map allows neighbors to locate nearby vaccine appointment locations, schedule an appointment, and learn about the vaccine’s educational information from the CDC. We meet the moment, both for customers and neighbors.

Third, brands get really excited when they learn there are able to drive incremental business through Nextdoor because of our unique and engaged customer base. You can see that our customer base is incremental to audiences visiting other platforms. Based on a Comscore study from March ’21 of those who visited Nextdoor, 82% didn’t visit Snap, 63% didn’t visit Twitter, and 27% didn’t visit Facebook or Messenger in the prior month, and with weekly average users engaging around four times a week, our audience is highly engaged. Nextdoor is one of the most frequently visited consumer products, ahead of many more widely recognized names. This is particularly exciting for advertisers who are looking to get in front of neighbors at high frequency.

Fourth, advertisers are excited about our first-party data. They tell us that they ask neighbors to sign up with their real name and address. We have user attributes that no other platform does. We also learn from actions taken in the app, including when neighbors join groups, like a local gardening group or fitness group. We leverage some of our first-party data and insights into our Nextdoor insights reports in which we offer a look at neighborhood trends and consumer behavior. Our most recent report highlighted trends including new spending habits and how neighbors are increasingly saving and planning ahead for their purchases. These insights give us and advertisers valuable information about the customer base and help inform advertiser campaigns. For example, we saw that our neighbors were moving in 2020, and this data helped us build our neighborhood welcome kit. In this kit, we partner with brands to offer recent movers tips and resources to settle into their homes and community.

Finally, a fifth reason is our community-forward brand. We have built a platform that is welcoming to all neighbors, and our advertiser partnerships often exemplify and leverage this. For example, last year, we worked with H&R Block on a Make Every Block Better initiative. A sponsor-post campaign helped create awareness of the initiative and encouraged neighbors to share communities that could use a boost. Together, we selected 10 communities across America and completed the recommended community projects, with volunteers and small businesses. We saw submissions from all 50 states two years in a row. Even our ad experience is built with community focus, and we’ve shown that we can align advertiser success with neighborhood best interest. Given the success of our first campaign, we’ve partnered with H&R Block again this year.

(Video Presentation) (Music only, no text)

To give you a deeper view into how we’re delivering value to customers, I’ll take you through three more examples of our advertiser partnerships.

The first is Hershey. They wanted to promote Reese’s and Kit Kat brands, as well as their assortment packs, to drive action and awareness. They used sponsored posts to reach a national audience. The results exceeded both Nextdoor and MikMak benchmarks. The average add to cart via MikMak was 140% above the benchmark.

A second example is Walmart, who partnered with Nextdoor to launch the Neighbors Helping Neighbors program. The program is to connect vulnerable community members with neighbors who could pick up and deliver their items from a local store. We launched a help map tool for neighbors to pin their house location and indicate they’re available to help. Walmart and Sam’s Club locations were also pinned to the map and included store hours and other relevant information for shoppers.

Overall, the efforts saw over 10.5 million unique visitors to help map. 92% of helpees and 94% of helpers reported they recommend the service, and Walmart saw a 25% lift in brand favorability for those that joined a Neighbor Helping Neighbor group.

Third, UpNest has an online marketplace that connects home sellers and buyers with local agents to inform and complete the process. To grow their base of buyers and sellers, UpNest connected with Nextdoor to drive sign ups from neighbours. Using Nextdoor’s localization tool, UpNest was able to substitute the city name and craft information specific to that market. Through this campaign, UpNest came in at 68% below their CPC goals and 48% below their CPA goals.

As mentioned, we reach our enterprise customers through our sales force. Our enterprise high-touch service model has successfully unlocked significant opportunity for large national and global brands, of which some are investing at the millions of dollars level. Enterprise customers account for approximately 65% of our revenue today. The majority are evergreen customers, meaning they spend every quarter, and our advertiser retention continues to improve year-over-year. We’re excited about the growth, as it speaks to the value our customers are getting from Nextdoor.

I talked a lot about who our enterprise advertisers are and why they love us. I would like for you to hear from them now.

(Video Presentation)

Nextdoor has been a key partner in helping us reach one of our most important segments, movers. By combining Nextdoor’s first party anonymized data with our customer segments, we’re able to identify move signals that enable us to get ahead of the move to drive a seamless move experience. This approach has really helped us evolve our retention efforts to execute locally at scale.

Hi, I’m Lisa Elliott and I’m the Biddable lead here at Manning Gottlieb working across OmniGov. Working with Nextdoor has been great, especially for the launch of test and trace app, where we’re able to sponsor their health Map. This aligns really great with the campaign as we’re able to align where communities were giving and receiving support during the pandemic.

Nextdoor’s cost per store visit is 32% lower than Foursquare’s cost per store visit benchmark.

Nextdoor’s managed services is great. It allows Lending Tree to partner directly with their experienced team, so it can hit key demographics. Specifically, people interested in refinancing their homes.

Hi, I’m Hannya Boulos, Head of Growth at The Modern Milkman, which is a sustainable convenience grocery delivery service. We operate in very localized areas, and we’ve been able to leverage Nextdoor’s home location data to help us find customers in really specific neighborhoods. We look forward to extending that partnership as Modern Milkman expands across the U.K.

Hi. I’m Matt Bergman, I’m the Director of Digital Acquisition at Leaf Home. We’ve been working with Nextdoor for about a year now. Our campaigns continue to exceed our goals thanks to our amazing partners, Mike and Sarah. We can’t wait to continue to scale and grow the partnership.

Hi. My name is Kerry Seifer. I’m the Chief Customer Officer and GM at GWI, also known as Nextdoor’s favorite research partner. Nextdoor uses us and our platforms to better understand their audience for sales, for marketing, and for product development purposes. Every time we dug into our platform with Nextdoor, we found some really interesting things.

The first is that community is alive and well, especially the way next door does community. The second is that neighbors on Nextdoor are huge advocates for things, whether it’s matchmaking or banks, they will share what they love with their neighbors. Then finally, important to note, they’re also open to trying new things. As a point, 42% of neighbors on Nextdoor have tried a new hobby this last year.

Thanks so much for being a great partner.

(Video Presentation) (Music only, no text)

I’ll now turn to our SMB customer segment. This is typically the local bakery, the plumber, realtor, mattress stores, etc. They love us for many of the same reasons that enterprise brands do, but we also provide two other significant and unique value propositions that are specific to SMBs.

First, we provide instant distribution and access to all neighbors in a target area. There is no need to build followers like there is on other platforms. When an SMB posts, the content can be viewed by everyone in the locations they choose. SMBs need to be discovered by people in proximity to the businesses, and Nextdoor provides them with the most relevant audience. Everyone who sees content on Nextdoor is a potential customer for that business. Here, you can see that Coco the Geek loves us because our content goes to the right audience: neighbors.

Second, neighbors are the most valuable customers, because they can be repeat customers. They have high intent, and they want to shop local. From our insight reports, we know 88% of our neighbors shop local at least once a week, and we know from speaking with SMB partners that our content feels fresh. And our truly local, on the ground community feels more intimate and valuable than on other platforms.

Raw Portraiture, a photography service, tells us they love how that feel support from the community, especially as a woman-of-color owned business.

Cheeky Spices highlights that they feel the love and support of real people, not just as a brand, but as a neighbor, which is a sentiment we often hear. In fact, SMBs often first join as neighbors, and then they create their business pages.

Businesses of all sizes, but particularly SMBs, are frequently mentioned and recommended by neighbors on Nextdoor, so we are able to prove value even before businesses become customers. Here, one of our SMBs shares that there’s real value that comes from recommendations from the community.

Of the businesses that have claimed a page, we have over 30,000 active paying customers per month. We see significant opportunity to grow this base, especially as we launch initiatives like Connections, which Kiran mentioned earlier, and enhance Business Pages.

In addition to word of mouth, neighbor recommendations, and product innovation, we also attract SMBs through paid marketing and email marketing. At this time, we have not invested in a sales force for SMBs.

With that, I’m going to turn to our primary product-focused areas on the advertising side as we look towards the remainder of 2021 and going into 2022. Our key product investment areas are focused on creating even more value for customers. We’ll do this in two ways.

One, we will further invest in foundations to improve customer value. For example, we’re investing in our new proprietary ad-sorting platform to drive improved ad relevance and deliver measurable ROI. We are also focused on delivering campaign management tools via our newly-launched ad center. We will provide all advertisers hands-on-keyboard access, the ability to manage accounts programmatically, provide improved measurement and reporting, and allow for data ingestion and API integration.

Two, we’ll innovate in our ads experience. One example of improvements in ad formats and ad relevance is the development of product listing ads. We’re ingesting product feeds from many of our clients and dynamically deciding the most relevant SKU to display to our neighbors. This format is especially relevant for our Finds offering. More broadly, we’ll continue to build unique, innovative ad experiences for our partners.

In addition to listening to feedback from our customers and sales team, we work with our Customer Advisory Board to guide our advertising product roadmap. Established in 2019, this group of marketing, branding, and advertising experts, whose experiences span iconic level brands like Nike, Target, and Bank of America, to name a few, advise on best practices, innovative ideas, and guidance for our advertising initiatives while ensuring value and differentiation for both advertisers and neighbors.

With that, I’ll turn it over to them so you can hear directly why they partner with us and why they believe we are a unique platform for advertisers.

Jonathan Mildenhall

Hi, everyone. I’m Jonathan Mildenhall, and I am the Co-Founder and Chair of Brand Consultancy, TwentyFirstCenturyBrand, and I have been involved with Nextdoor for a couple of years now helping Sarah and the Leadership team land the brand strategy in the first instance, and then secondly, as part of the Client Advisory Board. I really, really enjoy being a member of the Client Advisory Board, because, simply put, it’s a bunch of super smart people talking about the future of things that are important to me, such as the future of community, the future of local organizations, the future of marketing, the future of advertising technology, so the Client Advisory Board is one of the highlights on my calendar.

I also encourage a lot of my clients to seriously consider Nextdoor, because there isn’t a single client that I work with that isn’t focusing on community-driven marketing and how can mega brands at huge scale feel incredibly local and work to serve local communities. And serving local communities’ needs change almost on a neighborhood by neighborhood basis, and Nextdoor can be that platform that can help big clients feel incredibly intimate.

Heidi Andersen

What I hope you took away from today is this. We have a large and growing primary digital advertising TAM, with future TAMs that are also available to us and do not depend on supply-driven growth, including local commerce. We support our advertisers across a full marketing funnel, and in fact, our revenue is fairly evenly split between funnel stages. We offer solutions that range from custom, never been done before, to off the shelf. We are rapidly building playbooks enabled by our vertical sales model and growth marketing investments, and our customers come to us from all verticals. While some verticals are endemic to Nextdoor, home services, retail, telco, and financial services, we see strong traction in other verticals too.

For example, today we talked about brands like Moderna, Albertsons, Hershey’s, and McDonald’s and shared our customers range from small businesses to large, national brands. They come to us because of our unique value proposition. For enterprise, this is our highly flexible targeting and localization at scale, our unique and incremental engaged customer base, our first-party data and neighbor insights, as well as our community-forward brand. For SMBs, it’s our instant distribution and access to neighbors, the most valuable, high intent, repeat customers.

I’m going to end with a video of Ian, a small business owner. When Ian lost his job, he turned to Nextdoor to start a business of his own. The instant distribution that provides access to customers who can immediately make use of his local service was the key to his success.

(Video Presentation)

When I started, it was just house calls. It was one bike at a time. I had no idea if this was actually going to expand, or if it was going to be successful.

Pandemic struck, I was unemployed, and I didn’t want to sit around and do nothing. People literally didn’t know how to get their bikes tuned up. So, I started doing neighborhood pop-up bike shops and word of mouth, obviously killer. At a certain point, that can only reach so many people, so I started delving into how can I get the word out on a larger scale. One of the main ways is through Nextdoor. The community honestly kind of just rallied around the idea. When I realized that I could fully support myself, that was an awesome moment.

I love my neighborhood because it gives me a sense of purpose and community, and it makes my day feel more fulfilling.

If somebody offers me a job and they say; “Hey come on back.” Why would I?

Matt Anderson

Hello, everyone. Thank you for the time you spent with us so far on our Investor Day. We’ll now take a brief 10-minute break. When we return, you’ll hear first from our CEO, Sarah, and one of our earliest Board members, Bill. Then, you’ll hear from our Co-Founder, Prakash, followed by our Head of Marketing, Maryam, and finally, from our CFO, Mike. After this, we’ll take another 10-minute break and then end the day with Q&A. During our Q&A section, we’ll have Sarah, Mike, Kiran, and Heidi with us to take questions. As a reminder, if you would like to submit a question for us to answer during the Q&A, please enter the question in the Ask a Question text box on your webcast console.

With that, we’ll turn to our break and we’ll see you in a few minutes.

Sarah Friar

Great. Thank you, Bill. Thanks for being with us today. We’re delighted to have you.

Now, I got to talk a little bit about the founding story and that spark that came from the Pew Institute survey, but you were there in the beginning too, so talk us through a little bit the opportunity that you saw and why you invested in Nextdoor.

Bill Gurley

Yes. I’m super fortunate to have been involved very early when the idea was on a PowerPoint slide and hadn’t actually been rolled out yet, and the team, the founding team came to us and said, we have this notion of maybe building a social network for the neighborhood. They referenced HOAs that were maybe using a Yahoo group or something, and I had this unbelievable, immediate enthusiasm for the idea, because I just started thinking about all the things you could do if you connected that group together.

We had had social networks that started in colleges where you could share birthday pictures with your family or your grandparents that might be in a different place, and we had social networks like LinkedIn that had this professional element, and it just seemed like this amazing piece of white canvas to be able to bring together the community to connect them in that way, and one of the most exciting things for me as a venture capitalist is to see something at that ideation point and then be able to raise up now many years later and see us touching 63 million verified members, 11 countries. It’s super rewarding, so it’s been an immensely fun journey for me.

All right, Sarah, now over to you. Why don’t you share with us your long-term vision for Nextdoor?

Sarah Friar

Sure. Well, taking the crystal ball and pushing it forward, when I look at Nextdoor, it’s along the lines of what you said. Everything you talked about is global in nature. Everyone is a neighbor, and so when I think about what Nextdoor can be even over the next three to five years, it has to become the place where people turn to every time they think local. You talked about owning a graph. We own neighborhood and we own local, so there are two components, though.

Let’s talk first about community building. Nextdoor is all about proximity. The beauty is that when you come to Nextdoor, you’re automatically connecting to people who really live around you, so if you are interested in cooking, you could go cook in a kitchen with people that want to cook the same thing as you. If you’re interested in gardening, you could have a community garden in the inner city and actually give back, something we were talking about earlier. That’s really inspiring to me.

We also have an ability to show neighbors how to take collective action, COVID has shown us that in a really amplified way, and we’ve always known it to be true, right, from things like Hurricane Harvey. Today, during COVID, we saw the U.K. coming up and clapping for the NHS. We saw neighbors coming together and saying, okay, we want to actually do something within our neighborhood that really improves our neighborhood, so collective action, I think, is also interesting, and then things like the sharing economy, events, and so on. They’re all hyper local, so that’s community.

But, the second piece is utility. We really spike high on utility as well, so think about - I need a plumber, I need a babysitter, I need a dog walker. Again, these are all things that happen to me locally. We’re just getting started with monetization, so when I look out three to five years, I would expect that we’re a platform that can even over monetize relative to others. There’s no reason why our ARPU today, sits at about $10 on a Dow basis relative to Twitter and Pinterest at $60. We should be able to monetize on par. I could actually probably argue at a greater level.

Bill Gurley

I could too.

Sarah Friar

We have a massive amount of unique data. People tell us when they join where they physically live, and then often during the new user experience, they tell us eight, nine, ten other things about themselves, and of course, we have a proprietary ad platform, so it’s pretty exciting; three to five years, the platform for the neighbor, spiking on community, and bringing tremendous utility.

Bill Gurley

Makes sense. Talk about the near term. What should investors expect for 2021 and the next 12 months?

Sarah Friar

Sure, so the great thing is that, so far, the trends in 2021 have been really strong. You saw our Q2 numbers, so verified neighbors hit 63 million. That grew about 17% year-over-year. Our WAU growth equally built on what was an extraordinary period of time last year during COVID, so we grew 5% year over-year, but if you look at it over a two-year stack, it was 52%.

On top of that, on monetization, we saw revenue grow at a really incredible rate, 66% year-over-year, and part of the driver for that is ARPU, back to my point about how we monetize, so we are actually seeing those trends happen. So, net-net, the trends through the first half of 2021 have been terrific, and that momentum is continuing, so everything that Kiran talked about in terms of the product roadmap, Heidi talked about in terms of how we go to market, they’re all building on each other, and frankly, it’s a pretty exciting time to be at Nextdoor.

Bill Gurley

Sarah, a lot of investors are talking about COVID, and they’re trying to figure out did certain companies get a COVID bump, or did they get hit by COVID? What’s going to happen post-COVID, and so it’s a hot topic of conversation amongst investors. What did COVID mean for Nextdoor?

Sarah Friar

COVID amplified some of the trends we were already seeing in our business last year. So, the great thing is more people came to the platform during the middle of an emergency, but they came and they stuck around. As you know, we have best-in-class retention rates on the platform. When we look at the cohort that came during COVID, they’re about 2.2x more likely to post, about 1.2x more likely to comment, so they’re very engaged. Why is that happening? Frankly, the product has gotten better and better, which is what you should expect of us, but people come, and they’re pleasantly surprised by what they see. We know this from history as well. You were here during the time of Hurricane Harvey, already mentioned as in Houston. Houston, at that time, everyone came together because neighbors were saving neighbors, but then they stuck around, and to this day, Houston is probably one of our most engaged cities.

In terms of beyond that, we’re starting to see content creators and groups create a flywheel of growth. One of the things, better lucky than good, we launched a new Groups product at the beginning of 2020, actually before the pandemic hit. At that stage, about 2% of people joining Nextdoor for the first time would have joined a group. Today, about 20% of people joining the platform join a group, and when you join a group, you’re more likely to post and you’re much more likely to be retained.

Then, finally, I think in terms of the local play, what I get super excited about, and you know this, because when you hired me, we talked about it all the time, was local business, so Nextdoor should absolutely be a place where local businesses thrive, particularly those SMBs. We know that neighbors want to shop more locally. They feel that it’s more than just buying your groceries from the local grocery store or getting a coffee from a chain. It’s about investing in people that you know live in your community. They might have kids that go to school with your kids. Whatever it is, there’s something very personal about sustaining local, and more and more people want to do that. Our insights show us that, and so if we can help support those local businesses, I think that’s a very long-term structural change play for us as well.

Okay, so Bill, talk to me a little bit about what you see as our competitive differentiators. As an investor, this is always one of the key questions you ask before you put any money to work is what can this business do to put a—build a moat around itself, and is this moat sustainable?

Bill Gurley

Yes, and look, that was part of the original thesis. I think it was what those moats were were visible even back then, because if you could build out this local graph, if you could connect all the members of a community with the other members of the community, if you start to connect those members with the businesses, then you would have a strong forum network effect, and I think what we’ve seen over the years is that the value of Nextdoor to a community goes up and up over time as penetration goes up and up, and we see all those communities moving along that same march upward.

If you think about it this way, I think it really drives home the network effect. The value to a consumer on Nextdoor is a function of the number of neighbors that are actually on the platform, and in the early days, that was a lot about conversation and community, but today, we’ve added in other constituents. In many of our communities, the fire, the police, the government play a certain role on the platform. Businesses, in the past few years, as you know, have really taken proactively to coming in, and for each of those constituents, the more of them that are on, the value to the other constituent goes up and up and up, and that’s exactly what we’re always looking for as investors, those types of network effects.

I get super excited thinking about the business part, because there’s this oddity. Here we sit, 25, 30 years after the birth of the Internet, and, at least in the U.S., there’s no digital way to interact with a local business. Some of them have email addresses. Some of them have text. Some of them might have a page on a different social network, but they’re not responsive. They’re not alive, and I think we have this massive opportunity to be the connective tissue between local business and neighbors.

Sarah, how do advertisers think about ROI on Nextdoor? Do you have tools for them? How do they measure performance?

Sarah Friar

Sure. It’s a great question because they think about ROI, I think, all the time. They live and breathe it. They probably dream it, so of course we offer them measurement tools. Some are third-party tools because everyone’s learned that they don’t want you grading your own homework. Sometimes though, particularly in a proprietary ad platform, you have to use, also, first-party tools. So, to that end, I think the first thing with any advertiser as they come to us wanting a campaign is what are they trying to get done, and from that, what will be their KPIs, so for some advertisers, it’s CPM, cost per impression. Some it’s CPL, cost per lead. Grocery stores often want to measure the cost to get a new neighbor to come into a new store, for example; so it’s really key to set up for success what do you want to do, and then how will we measure it. Then, from there, of course, as I said, we work with third parties, very industry standard, and we’re continuing to build up more and more of those third parties, because frankly, it’s an expectation.

We can also do things like foot traffic studies, because again, where Nextdoor is unique, we’re about online to offline, so getting that foot traffic is very important, and then there’s our data insights, which is very differentiated, I think, from a lot of other ways to think about advertising. We put out a quarterly insight series, and with that, we’re able to show advertisers just even what is the zeitgeist of the neighborhood, what do people care about in the moment, so things like our last insight series talked about how they want to see brands showing up as part of the community. They want to know that you are caring about that community, doing things that are—perhaps, how do you recycle, what sort of packaging are you using, and with that, we see advertisers creating some really interesting campaigns. We talked about H&R Block earlier today, but H&R Block is a great example of a campaign that’s all about how to make every block better.

Then finally, in terms of how we differentiate to other platforms, we can locally target literally down to 0.1 of a mile. So, this is not DMA targeting. This is neighborhood targeting.

Second, we’re getting to neighbors, potentially, I would say, your best customers, because they repeat. People get into habits. They buy their coffee in the same place every morning. They go to the same dry cleaners every week or every month. Neighbors tend to be very engaged, very high intense, so they’re not just randomly coming to where you are because they got a good deal. We have first-party data, plus we can add onto that insights and overlays because we know the physical address, and then, of course, our customer base is really unique. I often show the chart to advertisers that shows the people coming to Nextdoor are not visiting other social media platforms because we cross such a range of demographics, ages, rural, urban, suburban, and so on, so it’s a very fertile ground for advertisers, and they can measure the success they’re getting.

Bill Gurley

Sarah, talk about advertisers. How do you add more advertisers to the platform? What are they seeing? Why do they find this a compelling place to advertise?

Sarah Friar

Number one is targeting. Of course we know that to get great return on advertising spend, the ability to target, to know that the right ad in front of the right neighbor at the right time we know will have the best possible performance, so I talked about data earlier. Because we have a proprietary ad platform, we are able to do better and better things with targeting, and clearly, we’re just at the beginning of this climb.

The second thing that we’re seeing is how do we scale our sales and marketing efforts overall. Heidi talked about shifting to a more verticalized model, and we’ve seen real fruits of that in 2021. We made that change just at the beginning of the year, so things like being able to have a sales force just go after a healthcare vertical or just go after a financial service vertical. Now they’re speaking their language, and often that language includes what are the KPIs for this particular campaign. I never thought I would see the day where Moderna was advertising on Nextdoor, and yet, here we have Moderna and Albertsons Companies sponsoring the vaccine map. It’s a great example of two brands coming together on a surface that only Nextdoor could do.

Beyond a format like Maps, we’re also seeing the beginning of traction with two other formats. One we call MLA, which is a way to do multiple listings, so a single brand message, but going out in a very localized way, and then the final thing that we’re working on right now is what we call PLI, our product listing ads. Those are ad formats that are going into surfaces like Finds, which is our classifieds business, and it just allows for a very context relevant ad in the moment. For example, if I were to go on and search for outdoor furniture, yes, I might want to see what’s on offer in my neighborhood maybe because it’s cheaper, maybe because it’s just better for the environment, but if I can also serve, say, a Wayfair ad, or a Walmart ad, or an IKEA ad, maybe, ultimately, I prefer the brand new, and so again, it’s a way of putting context to the ad, which creates much better performance.

Beyond just large advertisers, I don’t want to forget about the SMBs. Clearly, we’re doing a lot there. Two million of them have claimed a business page, and what’s great about their ads is they feel like content, so often, they’ll advertise an event. That’s content, it’s not an ad, but both sides are kind of getting value from it. The neighbor’s getting value and the local business is getting value. So, lots to do as far as I can see in terms of building a great business model from (multiple speakers).

Bill Gurley

Yes, as an investor and board member, I’m particularly thrilled with this small business element where they’re coming in, building ads directly. It shows that they have awareness of the platform. They know what it’s there for and how it can impact their business.

Sarah Friar

That’s exactly right.

Okay, well, bring us home. I’ve been telling investors all day what I’m excited about. But what are you excited about when you look out to the future?

Bill Gurley

There’s two things that really stand out for me.

One I already mentioned, which is when we look down into the details of the Company, each of these neighborhoods gets better over time, and so the more people that get on, the more businesses that get on, the more agencies that get on, that actually increases the value of the network to everyone else, and as we bring new features and new functions to the table, that utility keeps going up and up and up, and that’s super exciting to me.

The second thing is just the optionality of it all, and you and I sit around and ideate all the time about what’s possible, but I could go on endlessly about all the different types of things you could do once you have that local graph in place, once you have these constituents there, how can you connect them and make their lives better, and I know we’re just getting started.

Sarah Friar

Thank you, Bill. That was great. Always great to hear...

Bill Gurley

Thanks for having me.

Sarah Friar

…a different set of perspectives, particularly from someone that we so admire in terms of your investment acumen. Hopefully, that answered your questions, and, of course, those that are still building. We have the rest of the Executive team for Q&A a little bit later on.

Thank you.

Matt Anderson

Thanks, everyone, for tuning into our Q&A with Bill.

Before we turn it over to our Co-Founder, Prakash, I’m going to share a video of Charla, who paints murals on neighbors’ garage doors. Charla wanted to be creative, but he needed access to a canvas, and it needed to be local. Charla’s murals give people interest and pride in their neighborhood, spreading positivity and kindness, exactly what Prakash intended when he started Nextdoor.

(Video Presentation)

We had only been in this city for about six months before we were in lockdown.

I need to get to know my neighbors. I need to get out or at least get to see their faces or do something. My art was a great way of doing that. I decided to make a post on Nextdoor asking for a neighbor or anybody really that will be willing to donate a wall in our community to create a mural in there.

Fortunately, someone came through. He loved the results so much that he made a post on Nextdoor, and then it took off from there. A lot of people started reaching out to me directly and trying to see if they could also get one. Every neighbor that I’ve met through this project has really welcomed me. Feeling like I’m part of where I live and make me feel like I’m home.

Prakash Janakiraman

Hello everyone. I’m Prakash, and I’m one of the co-founders of Nextdoor and also our Chief Architect.

Growing up, community was important to me. I had friends who were supportive of me. I had neighbors whose houses I could go over to play or we could borrow a cup of sugar from. I knew that my neighbors were there and they had my back. But then growing up, as I moved through college and then eventually moved to San Francisco, I felt very alone. I felt like a stranger in a strange place where I didn’t know any of my neighbors and immediately felt a sense of disconnection and loneliness.

As you now know, we started Nextdoor because we’ve seen a precipitous decline in social capital in our local communities. We felt like technology could play an important role in bringing neighbors together for everyday things, from finding a babysitter or a plumber, to more critical things like banding together after a natural disaster.

When we first started this Company, we piloted in a small community called Lorelei, right here in California. It was a 90-household neighborhood that was using a Listserv and a blog to stay connected with one another. Within a week of meeting the HOA, we were able to get almost half of the neighborhood signed up on Nextdoor, using it to organize their annual Halloween parade, to buy and sell things from one another, and to stay informed about what was going on in the community. With that, we knew we were on to something. We knew that sense of community that existed in that little neighborhood in Lorelei could be something that we could scale out to hundreds of thousands of neighborhoods all around the world.

Nextdoor is uniquely positioned to do this because for 10 years we’ve been building with the neighborhood front and center from the ground up, neighbor by neighbor, brick by brick. From the first day we launched our first neighborhood in Lorelei, to today with over 275,000 neighborhoods around the world, we’ve been building a network like no other.

With that, I want to turn to one of the most important underpinnings of what makes our platform what it is today and one of the things that differentiates us among others, neighborly participation on our platform. It’s key to the health and ultimately the success of our platform.

Nextdoor has taken an innovative approach to fostering civility on a social platform. Our policies are grounded in kindness, trust, and neighborly behavior. This all starts with our neighbor pledge, which we ensure everyone signs as they join our platform. This pledge highlights our values and our expectations. To be helpful, not hurtful. To be respectful. To never discriminate, and to never post harmful activity. Because of the nature of our platform, we know that our neighbors already have incentive to engage respectfully. On Nextdoor, you use your real name. What you post can be seen by the person who lives down the block from you, the person who you see at your child’s soccer practice and even that person you stand behind in line at the local coffee shop. In fact, only 0.7% of posts are reported for moderation by more than one party.

This even translates to our business recommendations. We know our neighbors come to Nextdoor to ask for questions and recommendations from their neighbors. If someone asks, what is the best hair salon in the neighborhood, a neighbor is more likely to respond with a helpful recommendation like, I love Renaissance Salon, rather than a negative response like, definitely not Prakash’s hair salon.

Of course, like all online platforms, we do have to turn to moderation when we’re not seeing the participation we’d hoped for. We work with leading experts, including those on our Neighborhood Vitality Advisory Board, to inform our innovative stance on moderation. We also recognize that Nextdoor exists within the cultural zeitgeist.

Our strength is building products at scale, and since our products are being used by millions of people every day in the real world, we have to supplement our work with experts in the fields of social psychology, procedural justice, and community activation to develop our products and to evaluate our progress. Our expert advisory board includes Marc Dunkelman, a Fellow in International and Public Affairs for the Watson Institute at Brown University. We also work with Dr. Jennifer Eberhardt, Professor of Psychology at Stanford University; Kelli Harding, an Assistant Clinical Professor of Psychiatry at Columbia University’s Irving Medical Center; as well as Derrick Johnson, CEO and President of the NAACP, among others.

Our Neighborhood Vitality Advisory Board plays an important role in advising us on how to create thriving communities as well as building deeper connections between neighbors. They help us create products that improve the quality of lives for our neighbors.

With that, I’ll turn it over to a few members of our board so you can hear directly from them.

Marc Dunkelman

I’m thrilled to be part of Nextdoor. Over the course of the last half century, we have really invested a lot in technology that connects us to the people we love most. Texting, for example, connects people who are—know each other well. We invested a lot in technology that connects people who are really far afield from our own minds, who have ephemeral connections. That’s what Twitter is. Nextdoor is connecting a unique building-block of society and I’m thrilled to see it grow and I hope to help.

Dr. Kelli Harding

Hi, everyone. I’m Dr. Kelli Harding. I volunteer my time on the Nextdoor advisory board because I truly believe in the mission of Nextdoor and how they are changing the world. There is a tremendous potential for social good, and what is so exciting to me is I see how the Leadership is really walking the walk. They are aligning their actions with the values of the Company, and it’s tremendously inspiring to see how building kinder, more connected neighborhoods could change humanity.

Prakash Janakiraman

Our approach to moderation employs a blend of human review and technology. We recognize that each local community is different. Technology helps recognize patterns of behavior, but humans bring empathy and local context that are not easily recognizable by technology, and they’re more adaptable to our constantly changing world.

On the human side, our approach is threefold.

First, we provide product features that enable neighbors to report content that violates our community guidelines. Our neighbors are our first line of defense when it comes to ensuring neighborly participation on the platform.

Second, our neighborhood leads and community reviewers play an important role in reviewing this content and ensuring that Nextdoor remains trusted and kind. Our leads or reviewers, our neighborhood moderators, are volunteers who have opted into our community moderation program. They’re often motivated by giving back to their communities and keeping those conversations on Nextdoor neighborly. We’ve been impressed by the volume of reviewers and leads that have signed up. We have hundreds of thousands of people around the world who deeply care about their communities and want to help.

The third pillar of our human review system is our internal neighborhood operations team of trained specialists. This team reviews content that has been flagged and takes appropriate action to support the members involved.

On the technology side, we employ algorithms to detect harmful content. One example of our technology is the kindness reminder. Our kindness reminder uses machine learning to detect language that potentially violates our community guidelines and encourages the author to consider editing their content before they publish. This prompt, developed in conjunction with Dr. Jennifer Eberhardt, slows people down and allows them to rethink or edit their comments before posting. Over 30% of the time, when people see the kindness reminder, they choose to edit or not publish their content. After seeing the success of our kindness reminder, we use that framework, rooted in human psychology to launch similar reminders to improve civility and to discourage the use of misinformation on the platform.

Here, you can see a few of our other applications of the kindness reminder. We work hard to meet the moment while demonstrating Nextdoor’s importance to thriving local communities. We have seen that we have an effective and scalable system in place for moderating content.

Before I turn it over to Maryam, I’d like to share a video that features one woman’s story but represents a much broader experience. When Sarah Harmeyer moved to a new neighborhood in Texas, she didn’t know anyone, but she trusted that by reaching out to her real neighbors on Nextdoor, she could begin a potluck. She didn’t know what to expect but the result was transformational for her and her neighbors. Take a look.

(Video Presentation)

I think it’s really important to be connected to your neighborhood. It’s your home base. I want my neighborhood to feel like home.

I want my kids to feel like they belong in a neighborhood.

I don’t know that we are as connected these days.

When my family and I first moved, we didn’t know anyone.

We didn’t know a soul.

I didn’t know anybody.

As a single parent, moving to a new town, I was terrified.

When I moved to Dallas, when I moved to this neighborhood, I didn’t know anybody. I felt our neighborhood could be better connected. The people that were living just outside my door, I didn’t know them. I had this idea to invite my neighborhood to dinner. Well, I went to the Nextdoor app, and I said if you’ve never stepped outside of your house to meet your neighbors, would you consider coming this night? I would love to meet you.

Yes, I was a bit nervous. I didn’t know if people would actually show up.

I was excited to be invited.

It was kind of like, Mom, why do we have to go to this thing.

Of course, I was nervous.

We walked down that driveway and into the backyard, and I felt at home.

When I saw all these people in my backyard, it was incredible. Ninety-one people showed up that night.

When you sit down for a meal, people just really let their guard down and just really connect over pizza and wine or whatever it is.

I met people I would not have ever met.

Random people interacting and meeting and laughing and sharing stories.

And honestly? I never thought about doing that. You know, how do you get started?

It takes a lot of courage to kind of take that next step and get out and meet someone face to face. By the time I left, I felt like I had new friends.

There’s nothing new, but something is extraordinary when we reach out to each other as neighbors.

Maryam Banikarim

There’s something extraordinary when neighbors come together. Sarah Harmeyer says it best. It’s a simple story and a reminder of how our neighborhoods can unlock the power of humanity.

Hi. My name is Maryam, and I am the head of marketing at Nextdoor. I’ve spent 20 years working at purpose-driven companies and I’ve seen firsthand the power of purpose to align companies towards a common goal and drive results. Our purpose is to cultivate a kinder world where everyone has a neighborhood they can rely on. As Jim Collins and others have documented, purpose-driven companies outperform the market.

Now, I’ve lived in Chelsea, New York, for some 20 years. Those who know me know I love New York City and I love Chelsea. When I think about my neighborhood, I think about Nathaniel and Troy who live down the street from me. I think about Bergamot, the French bakery where I run into neighbors every morning when I’m walking my dog Charlie and getting a cup of coffee. I think about the EMT station for whom the neighborhood organized a bagel drive in the spring of 2019.

What I love about Nextdoor is that it gives me a way to instantly reach my entire neighborhood, to give and get help, to get recommendations, and find out when a new restaurant has finally opened, as it did the other day on the corner of 24th and 9th. Or simply, to see the humanity right next door. Nicole posted the other day to see if someone would be willing to drive her and her 90-year-old mom, Lois, to Staten Island so they could visit her father’s gravesite. She got 30 responses. Who says New Yorkers aren’t friendly?

Since I joined Nextdoor, I have seen firsthand our purpose come to life, how neighborhoods have the potential to unlock our world. As the world reopens, we are enabling real-world connections. From May until July, our data shows that our neighbors talked about hosting an event nearly three times more frequently than in the prior year. Mentions of block parties, they’re up 140%, and kindness, it’s just showing up. A 2021 Nextdoor poll showed 75% of neighbors have experienced a recent act of kindness. Nextdoor is living its purpose and driving results. Total global WAU has increased to 29 million in Q2 2021, and we expect that momentum to keep going.

What we’ve learned from our research is what is behind these numbers. We’ve heard from neighbors why they love their neighborhoods; why their neighborhoods are so important to them; how they crave a sense of place; how neighborhoods are not just a source of pride, but also a source of identity; and how I may not love all my neighbors, but I sure do love my neighborhood. Now more than ever, we’re also seeing culture realigning around the neighborhood. Seventy-three percent of U.S. adults say neighbors are one of the most important communities in their lives. Eighty-seven percent of customers are traveling 15 minutes or less for everyday purchases. Fifty-seven percent do it to keep money close to home and support their community.

You’ve heard us say Nextdoor is where you go to connect to the neighborhoods that matter to you, and here is what happens. Neighbors come for the utility and then they stay for the community. Let me bring this to life for you by way of three examples.

First, let’s meet Abraham. A few years ago, Abraham moved his family from New Orleans to Kingstowne Thompson Center, Virginia, where he didn’t know anyone. Abraham is a real estate agent, and so he wanted to connect to new clients. Nextdoor was an easy way to get in front of real people, specifically in the ZIP codes he covered. He then discovered Nextdoor was a natural place to get recommendations for a tutor for his son and even tracked down a pasta machine that he borrowed to cook a dish he read about from a chef he follows. He then posted on Nextdoor asking, are there any dads or guys that want to get together socially for pool or bowling. Fifty neighbors responded and Abraham’s dad group was formed, and it’s going strong. Now that is community.

Second, let’s meet Dawn. Dawn lives in Atlanta, and she turned her passion for baking into a business. A couple of years ago, Dawn started Delights by Dawn, a local cupcake shop. And who doesn’t like a good cupcake? For her, Nextdoor was an easy way to instantly connect to those nearby. For example, on Nextdoor, she can quickly let neighbors know when and where she’s doing pop-ups so they can find her. She can also successfully find a social media specialist, which she did, and in the process, she’s also found a community of other small business owners where she can give and get help. Utility and community.

Now, let’s meet Cecile. Cecile works with the San Mateo Fire Department in California. She came to Nextdoor to better serve her neighborhood where, as you can imagine, fires are a seasonal occurrence. Cecile uses Nextdoor to build awareness ahead of the wildfire season, and in the moment of crisis, she’s also able to post real-time alerts to let neighbors know if there’s danger at a street level, or at a neighborhood level. Cecile comes to Nextdoor for the utility and her entire job is about serving her community.

Now, a unique differentiator for Nextdoor is our relationship with public agencies, from the San Mateo Fire Department, to FEMA, to the U.K. National Health Services. Ninety-five percent of the top 100 cities in the U.S. have at least one verified public agency on Nextdoor, and we are seeing strong adoption in our international markets as well.

Now, neighbors rely on public agencies and public agencies know that Nextdoor is a critical tool in connecting in a hyper-local way in real time with neighbors. Nextdoor shares a purpose with public agencies of all kinds. We both want to create neighborhoods that you can rely on, which is why in 2019 we started a Public Agency Advisory Board. Our advisors include a range of civic experts, from Janelle McGregor in Tampa, Florida, to Francis Zamora in San Francisco. By listening to and working with these agencies, we are creating the tools that enable them to best serve their communities.

Now, let’s hear from Leah, who is going to tell us herself how she, at the City of Atlanta, leverages Nextdoor to help meet the needs of her neighbors.

Leah LaRue

Hi, my name is Leah LaRue, and I’m the assistant director of neighborhood planning for the City of Atlanta’s Department of City Planning. I’m very excited to be a part of the Nextdoor Public Agencies Advisory Board. I appreciate that we have the opportunity to share the perspective of the great City of Atlanta. We are a very diverse city and I’m grateful to be the one that can represent our city with Nextdoor.

One of the things that we appreciate the most about Nextdoor is that it gives us the ability to reach residents who may not know that we exist. On Nextdoor, we have access to every member of Nextdoor who lives in the City of Atlanta, and that enables us to reach them and to get messages to them about things that are going on in their neighborhood, to invite them to participate in the civic process, to poll them and get their thoughts about any given topic. We really do appreciate Nextdoor and how it enables us and empowers us to really engage our neighbors here in Atlanta.

Maryam Banikarim

In an age when people everywhere are actively searching for reliable, real-time information, be it for vaccines, fires, hurricanes, power outages, or even Internet interruptions, new neighbors are showing up on Nextdoor daily. Which brings us back to the topic that I know is top of mind for all of us. What is the opportunity for Nextdoor, and how do we accelerate growth? Well, the answer is simple. The opportunity is everyone is a neighbor. And accelerating growth. Well now, that is exactly what we are poised to do.

As you heard from Kiran, there are three fundamental changes that are going to fuel our growth.

First, we’re widening the aperture of the product. Neighbors can connect not just to one but all the neighborhoods that matter to them. I can keep track of Chelsea. I can check in on the neighborhood outside of Boston where my son is in school, or Laguna Beach where my mother lives, or Paris before I get to visit. This means Nextdoor equals neighborhoods. That’s an s, which makes it plural, a natural multiplier that makes it possible and easier for those already engaged to engage more and for more reasons.

Two, we’re simplifying connections. From neighbor to neighbor, neighbor to businesses, or public agencies and vice versa. Now you can sync your contacts, give and get recommendations, and connect effortlessly.

Three, Nextdoor’s business pages and free Finds content are now searchable everywhere. When my friend went to Google in search of a vintage typewriter for a photoshoot, the results showed up, including listings from Nextdoor neighbors. This allows a whole new set of users to discover Nextdoor, come in for the utility, and then stay for the community.

Our platform is already global, and it’s already scalable. Today, we’re in 10 countries outside of the U.S. Our most recent market, Canada, was one of our most successful yet, and we continue to improve our global expansion playbook. In terms of raw numbers, we’re currently in over 45 million homes around the world. If we reach global penetration in line with our more mature U.S. neighborhoods, we have the opportunity to grow our reach by 4.5x to 203 million households just in our current markets. You know what? There’s still a lot of cities and countries to go, so in short, we are just getting started. If everyone is a neighbor and Nextdoor equals neighborhood, we are well on our way to cultivating a kinder world where everyone has a neighborhood to rely on. In other words, our purpose-power company is poised to make the world our neighborhood.

Now, before I pass it to Mike to walk you through the numbers, let me share a news clip from Channel 7 in Australia that underscores this. The coverage is from May of this year, and it points to the product market fit that Nextdoor is experiencing around the globe, and the competitive differentiation and growth that is driving it.

(Video Presentation)

A growing number of communities are turning off the social media giants. That’s because of a new app connecting Sydney-siders with people who live in your neighborhood. Those who use it are claiming it’s friendlier and safer than Facebook.

When Shannon Dunsten resettled in Western Sydney, she felt nothing short of unsettled.

When I was growing up we knew all of our neighbors, but these days everyone seems to be sort of hiding away.

Like one in four Australians, she felt lonely and alienated.

Just wanting someone to talk to or something to do, and I was really shocked at how many people were in the same situation as me.

Unable to find friends on Facebook, she signed up to Nextdoor, a platform in which you can only connect with your actual neighbors. First, you’ll need to get verified by proving where you live. Many are still handing over that personal data.

Because it’s a safe and trusted place, people then catch up to real life.

At the peak of last year’s pandemic, people really turned to social media seeking new connections and Nextdoor recorded a 90% increase in the number of people signing up for their service. Now here in Coogee, one in four residents are using the platform.

It’s the same in Merivale where one in four households has signed up. One in five in Cherrybrook, and one in nine in Ryde. Almost half of those on the platform from the Central Coast are over 40.

Making new friends and meaningful social connections is really critical to health and wellbeing. It’s definitely given me a lot of independence and confidence.

And, genuine friendship. Tom Hartley, Seven News.

Mike Doyle

Hi. I’m Mike Doyle, Nextdoor’s CFO.

Before we begin, our lawyers would like me to remind you that we’ll be making forward-looking statements today and you can read their handiwork in the disclaimers.

Thank you for joining us today.

I joined Nextdoor three years ago. I spent a dozen years prior to my joining Nextdoor living in Asia and Latin America, helping to take two consumer Internet companies public and helping them to scale. During this time, I experienced firsthand what it’s like to arrive in a strange, new neighborhood and try to figure out which way is up. Boy, I would have loved to have had Nextdoor then.

Today you’ve heard from various members of our Executive team as they’ve talked about the powerful business model we have created. Perhaps you’ve heard them mention that Nextdoor equals neighborhoods, and indeed it does. But to a CFO, Nextdoor also equals the world’s definitive platform for businesses to reach, engage, and convert local audiences. It is in my capacity as the Chief Financial Officer of Nextdoor that I would like to share some financial highlights which reinforce our value proposition, drove our recent performance, and serve as the underpinning of our financial outlook.

First, we offer a differentiated set of business solutions to meet the campaign objectives of our advertisers and local businesses. All of our monetization strategies are outcome driven, whether they are designed to help businesses to create awareness, build reputation, drive intent, or enable local action. In other words, we enable our advertiser customers to achieve their campaign objectives, and as a result, encourage retention and future spend on the platform.

Points two and three shown here are important to consider in combination. As Sarah noted earlier, we have best-in-class neighbor retention more than 65% six months after joining the platform and we have proven network effects where deeper penetration of neighborhoods drives better engagement. This gives us great confidence to continue to invest aggressively in product-driven growth and member acquisition as we scale our base of engaged members. We understand the behavior of engaged neighbors on the platform, the ARPU outcome, and the resulting return on investment.

Which brings me to the fourth point here on ARPU. We are early to monetization and our ARPU expansion can be driven by many levers, which can be bucketed into three groups. We can deepen engagement. Our product roadmap is focused here. ARPU opportunity grows by driving more sessions on the platform, up from the four times per week that we are currently at, and by increasing the depth of these sessions, we are driving more impressions per session. We can optimize our supply of impressions by increasing fill rates, owning advertiser relationships directly, and through better targeting, which improves advertiser performance and, as a result, CPMs.

We also have unique ad services, such as Maps, Local Sponsorships, and Local Deals, which are not purely impression-driven revenue models and can provide leverage to ARPU. Not only are we early in optimizing the levers of ARPU, but we are also early in the maturation of our revenue products. In other words, as you’re hearing as a common theme today, we are only just getting started. We have products in all stages of development to address the objectives of our advertising partners. One example is our sponsored Maps product.

To date, this has been seasonal, like our Halloween treat map or holiday cheer map, but we’ve heard from advertisers that they would like the product to be available year round. Another example is our new self-serve ad platform, which increases our advertiser TAM by allowing local businesses with smaller budgets to spend on the platform in ways our enterprise sales force could not support historically. A final example is our addition of contextual ads in our Finds classified product, where advertisers can display new products served up beside similar use items posted by members.

In the same vein, our international businesses are untapped. We are monetizing in only one market outside the U.S., which is the U.K. We have seen the same member adoption, retention, and engagement trends across the portfolio and know that with scale we’ve been able to attract and retain advertisers in the U.K. in the same way we have in the U.S. We have one in six households in the U.K. and one in five in London. As we’ve reached these levels of penetration and engagement, advertisers have taken notice and seen strong performance on the platform. This gives us great confidence in our ability to monetize in other markets outside the U.S.

Let’s take a step back and look at how far we’ve come over the past three years. We have scale. We are in one in three households in the U.S. in a network of neighborhoods that cover 99% of U.S. households. We have more than 63 million verified users on our platform, including 10 million in international markets outside of the U.S. This number has grown 122% over the last three years, or at a 30% compound annual growth rate. Importantly, we are scaling organically. In 2020, 68% of our new neighbors came to the platform through earned media, word of mouth, and product-driven initiatives and we are growing even faster in international markets.

We also invest in paid marketing and have developed a highly efficient mailed invitation channel where neighbors are able to invite their neighbors onto the platform. Between the second quarter of 2018 and the second quarter of 2021, our most recently reported quarter, we grew weekly active users by 123%. Our growth in WAU has been driven by our value proposition, a compelling combination of utility and community, and our product innovations and launches that have led to both increased engagement from our neighbors and top of the funnel growth. Our extraordinary growth and engagement in the second quarter of 2020 was accelerated by the pandemic when neighbors found real value in Nextdoor. We are very pleased with our sustained growth in WAU since that time, which now exceeds 29 million.

In the second quarter of 2021, international WAUs represented 17% of the total, an increase from 14% in the prior year quarter. We are seeing stickiness, retention, and engagement in line with the U.S., which highlights that the relevance, draw, and utility of our platform is a global opportunity. For example, Canada WAU grew over 100% year-on-year in Q2 of ’21, giving us confidence that our strategy is global, scalable and repeatable. We think we have lots of runway for future WAU growth as we convert more of our verified users to WAUs and add more verified users and convert them to WAUs over time.

Over the past three years through Q2 of 2021 our revenue has grown 298%, or at a 58% CAGR. Our revenue started with our Sponsorships product in the news feed, and over time, we have added new segments like small and medium businesses, new products, like local deals, new verticals, like CPG and healthcare, and new countries, notably the U.K. where we have just started monetizing.

In Q2 ’21 our revenue grew 66% year-on-year, with strength in both enterprise as well as SMB. On the enterprise side, we had our strongest ever advertiser account retention and continue to improve advertiser diversity. Local was another bright spot in Q2 of ’21 as we saw growth in our customer base and in ad budgets. We benefited from a great response to two end of the year 2020 initiatives. First, we expanded the Neighborhood Sponsorships product to include all verticals. Newly opened verticals now represent more than 50% of the sponsorship revenue. Second, we enabled recurring local deals, where local businesses can set their promotions to automatically renew. This now represents more than half of our deal volume.

We continue to enhance customer value by determining which SMB products work for which types of businesses and then better tailoring acquisition messaging and targeting. We are also working on creating unified ad buying experience for our SMBs and enterprises to provide all advertisers equal access to our ad inventory, which helps us optimize supply and CPMs.

In the second quarter, we drove improvements in the onboarding process for local businesses wanting to claim their business page, which drove a 57% year-on-year increase in page claims as a result. This top of the funnel growth provides momentum to local business revenue in the second half. In Q2 of 2021, annualized ARPU of $6.28 grew 58% year-over-year and 78% over the three years from Q2 of ’18 to Q2 of ’21. Our sustained higher engagement is a primary driver of our increased monetization. We were also able to better optimize our supply to drive higher fill rates, improve our mix of campaigns sold through direct relationships with advertisers, and improve ad targeting, which drove higher CPMs.

As I mentioned earlier, we have three levers for increasing ARPU. The first is through increasing engagement. The second is through improved ad delivery, or in other words, optimization of the unique supply we have on the platform. Lastly, we grow ARPU through revenue not directly tied to impressions such as Maps and Neighborhood Sponsorships. We also have numerous, under-monetized surfaces on the platform, such as Finds, Popular Posts, and Groups. As you can see from our steady ARPU growth in the U.S., we are making progress across all three fronts. As a reminder, we are just getting started when it comes to ARPU.

This slide for us really highlights that runway. If we look at Twitter, for example, we are about one third their size but only one sixth the ARPU, and there’s no structural reason why we should under-monetize. In fact, if you think about our unique value proposition that Heidi walked you through, things like our unique and incremental audience, high intent, engaged, repeat customers and their desire to spend locally, one could even make the case that we should exceed the monetization level of our peers.

Our outperformance in Q2 has allowed us to increase our full year revenue estimate by $3 million, taking us to $181 million and increasing our 2021 expected growth rate to 47% year-on-year. The tailwind of product-driven growth, increasing engagement, and new monetization opportunities gives us confidence in our ability to deliver sustained growth. We have also increased our revenue expectation in 2022 by $3 million to $252 million. Importantly, this plan does not assume the use of proceeds from this transaction, which we can deploy to further accelerate growth. Let’s turn now to our investments.

Our plan is to remain in investment mode for the next several years, given the tremendous opportunity we believe lies ahead and the exciting and risk product roadmap that we’ve built out. Investment for us will come from three categories. In order of priority and size of spend, these are product development, sales and marketing, and finally, general and administrative capacity.

Let’s start with product development. Fifty-four percent of our nearly 600 employees are in product development and engineering. We will always prioritize teams that drive our product and neighborhood ecosystem. I want to remind you of a slide that Kiran showed earlier today, which highlighted our focus on innovation and meeting the needs of neighbors and businesses on the platform. We are excited by our product roadmap that now enables you to connect to other neighbors, follow multiple neighborhoods, and share content broadly, whether you’re a business or a neighbor. This will continue to drive engagement and monetization.

We are also investing end to end across our proprietary ad platform to improve the ROI we deliver for advertisers, as well as enabling a self-serve advertising model which greatly expands our addressable market. Our goal is to make it easy for advertisers to access our unique inventory, reach neighbors, and deliver and measure results. Investment in our product roadmap is how we will bring more members to the platform and deepen engagement. It is also how we will attract and retain more advertisers. You can see here that we are efficiently scaling our R&D investment. In 2021, we were expecting a 22% increase in R&D efficiency despite ongoing investment in building the team and investing in product.

Our second source of investment is in sales and marketing. We also plan to invest in member acquisition to grow top of the funnel, both in the U.S. and international markets as we expand the business across the world. We grow top of funnel in four ways. The first is through neighbors inviting neighbors through mailed invitations in our newly launched contact sync feature. The second is through broader sharing of content. One example of this is anyone content, which we launched in Q4 of 2020. The third is through organic word of mouth, which drove 68% of growth in 2020. Fourth, we supplement with low CPA paid marketing. Across all our countries and channels, we see a five-quarter payback on our paid acquisition spend, based on our current ARPU. Our high levels of organically acquired members further reduced our effective CPAs.

Our third category of investment will be in G&A. These are the teams and systems that enable world class financial analysis and insights which drive our business decisions, as well as build scalable financial operations. It also includes building the legal, people, and IT teams needed to help scale the business.

I also want to touch on international as an area of investment, and one that will become increasingly important as we look ahead. In 2021, one of our focus areas has been in growing our largest international markets: the U.K., Canada, Australia, and the Netherlands. Overall, international neighbor growth is showing great momentum, and as is shown in our last video, we are continuing to invest to deepen penetration in the markets we are currently in. We also plan to expand our reach beyond those markets, given that everyone is a neighbor.

The investment in growth is driving results. U.K. neighbors on the platform have increased six times in the last three years, and Canada has doubled in the last 12 months. International revenue has scaled even faster than our impressive neighbor and engagement growth. In Q2 ’21, U.K. revenue tripled year-over year. Our strong revenue growth performance and ARPU expansion story is driven by deeper engagement, scaling new revenue streams like sponsorships, and improved advertiser retention. We are in investment mode and focused on driving growth, yet we are already seeing leverage drive significant improvements in EBITDA margins. We expect to improve margins by 13 percentage points in ’21 and another 10 points in ’22, leading towards long-term EBITDA margins of approximately 40%. Our business model is well established, as is the path to our EBITDA margin targets.

Before I recap our investment thesis, I’d like to share what may be a familiar diagram, but one that is relevant and proven with our business model, the flywheel of growth. We see the pattern play out in all of our neighborhoods and in new market launches. As penetration increases, so does engagement. This isn’t just neighbor engagement, but business engagement and public agency engagement. All stakeholders benefit from the moats we’ve established and are investing behind.

Our platform is real people at real addresses. We facilitate hyper-local messaging and actions. We provide local perspectives and give local businesses instant distribution. This is all built on a foundation of trust. When we are able to improve neighbor engagement, we expand the unique audience for advertisers, which allows for better targeting, larger budgets, and improved performance. This drives advertiser retention and evergreen campaigns, which improves unit economics and enables us to reinvest in the business. This flywheel is in motion and will turbocharge our growth.

To end, I want to recap our investment thesis.

First, Nextdoor equals neighborhoods. Nextdoor is where you go to connect to the neighborhoods that matter to you. This gives us a strong competitive moat.

Second, we are a purpose-driven brand. This informs what we do and how we operate, and as Maryam noted, we also know purpose-driven companies outperform the market.

Third and fourth, we have a unique value proposition built on trusted information, physical proximity, and a uniquely local perspective. We have more than 63 million verified neighbors today and high retention rates. We know that when people come to Nextdoor, they stay engaged and active on the platform.

Fifth, we have two major opportunities in engaging neighbors and businesses on the platform. Our total addressable market is both large and underpenetrated. Everyone is a neighbor. We believe our near-term opportunities to grow to more than 200 million households, and the long-term opportunity is to grow to over 300 million. This is just in our existing markets. We will continue to expand in new markets as well. On the revenue side, we know the digital ad space is massive and only continuing to grow. The most important thing for us today is to stay focused on our existing opportunity in the ad space to attract new advertisers, upsell existing advertisers, grow our scale, and build out internationally.

Sixth, we have spent 10 years focused on neighborhood innovation. In order to achieve our scale goals, we’re increasing product development and velocity and investing behind initiatives on both the neighbor and advertiser side of the business.

Finally, each of our multiple drivers of monetization. We are only just scratching the surface.

Thank you for your time and attention. We will now take a 10-minute break and then Sarah, Kiran, Heidi and I will be back and look forward to your questions.

Matt Anderson

We’re excited to welcome you back to Q&A as we welcome Sarah, Mike, Kiran, and Heidi to address your questions. We’ll jump right in. Let’s begin with Sarah with the first question.

Sarah, can you tell us more about your management philosophy and top priorities for Nextdoor in the next year?

Sarah Friar

Great, thanks Matt.

First of all, in terms of my management philosophy, for those of you who know me or have worked with me, you’ll know it always starts with people first. That’s my mantra. In terms of my work so far at Nextdoor, it’s been getting the right leadership team in place, the right board in place, the right set of advisory boards, and of course, this great Nextdoor team that I get to come to work with every day. In terms of my Leadership team, I’m so excited that you got to hear from many of them today, and there’s many more that you will hear from over time. What they bring, of course, is knowing how to grow at scale, how to build out the right people, products, and processes that really allow us to scale quickly but efficiently and really build, not just for the short term, but for the medium and the long term.

Second, it’s about leading with purpose, right. Why we all show up in the morning at Nextdoor is to cultivate a kinder world where everyone has a neighborhood to rely on. Why that’s important is it brings great people, it retains great people, but it’s also our competitive differentiator, which again, a world right now that’s quite tech phobic. At Nextdoor, it creates a strong business model as well. Over 70% of the new neighbors to the platform come through word of mouth.

Then finally, we need to make sure that we keep growing, growth and engagement. I’m staring at Kiran right now because a lot of that comes from the product. At the top level, it’s things like notifications, connections, a much more modern feel for the feed, all of which Kiran has already talked to. We also want to be the go-to place for businesses to help them find new customers and upsell their current customers. That’s true for large brands who want to be hyper local but at a national scale, but it’s also true for those SMBs who are often the lifeblood of our communities. They’re often time starved and they’re often quite less tech savvy. It’s important we build products for them as well.

Finally, public agencies. These are people right on the front line. We are the only platform that can go from a broad, almost national and beyond level right down to that surgical level of a neighborhood, even down to a street level, and we want to make sure that we’re there for them to help them get the message out to their constituents.

Matt Anderson

All right, that segues nicely to our next question, which is for you, Kiran. What is your strategy driving new neighborhoods and to further increase penetration in existing ones?

Kiran Prasad

Yes, let’s break this down to just two major areas. One is launching new neighborhoods, and two is increasing penetration in existing neighborhoods.

On the launching new neighborhoods, everything starts with a community team. We have community teams in every single neighborhood, and they are the first few neighbors that join and then they invite other neighbors onto the platform. We’re adding some new features, like the ability to be able to connect with other neighbors that will drive more viral growth from those first few invites. Imagine it like this. You’ll be able to sync your contacts and then we’ll recommend neighbors you may know so that you can invite them onto the platform. For all of you that might be parents, think about your kids’ friends’ parents. You probably want to connect with them. You probably want to maintain their contact information, and now on Nextdoor you’ll be able to do that with connect. This is the fundamental aspect of virality on our system.

Don’t forget, the whole ecosystem is made up of more than just neighbors. It includes businesses, agencies, and local organizations like the PTA, and they’re all activated by this community team. Remember that we’re in over 275,000 neighborhoods, over 11 countries, so we know how to do this. We’ve been doing it for over 10 years. Recently we launched Canada, and it was our most successful launch to date. This gives us confidence that our strategy is repeatable and scalable globally.

Second, let’s talk about penetrating existing neighborhoods. In the U.S., our neighborhoods currently cover 99% of all homes. Our primary goal is to actually grow penetration in those neighborhoods. We’re doing that by launching a few additional features. One, we’re allowing you to connect to more neighborhoods, which means you can connect to not just the place you live but potentially the place you work, or maybe where your parents live, or a neighborhood you’re about to visit, or one that you want to move to.

We’re also going to enable you to connect to groups, businesses, and agencies. You might want to connect to the local fire department to see if there’s any local fires in the area, or the local bakery so you know when the latest croissants are coming out of the oven. Or you might want to connect to a tennis group so that you can actually go out and play some tennis.

All of these connections, what it does is it drives improved relevance because of the machine learning improvements in our feed, notifications, search, and our ad platform.

Matt Anderson

Great. Sarah, this next question is for you. What are the characteristics of the most penetrated neighborhoods versus the least penetrated and what does a typical neighbor look like?

Sarah Friar

Okay, so in terms of overall penetration, we’re already, remember, in one in three U.S. households. We cover 99% of all the households, as Kiran mentioned. You’ll find Nextdoor in suburbs, in urban areas and rural areas, or on the coast. We’re in middle America. We really are across every neighborhood and every neighbor. You saw on the map earlier, if you look at our top 10 most engaged neighborhoods, they really span the country. In fact, two of them are in the U.K., so back home for me. We did see a lot of traction in suburban and urban, more so than rural at the moment. Given that most Americans live in and around cities, we think our biggest opportunity is to continue the penetration and engagement there in particular, and that’s why we’re investing in the product initiatives that Kiran talked about.

You asked about, you know, what does a typical neighbor look like or what are our most successful neighborhoods. There isn’t, I would say, a specific characteristic. We do see that the good thing is that as we penetrate more neighborhoods, the number of neighbors who are active increases, right. That is a true, not scale effect, but an actual network effect in action. Our top-quartile neighbors we see over 65% of the households in that neighborhood come on the platform. In the top 10 neighborhoods, we see over 60% of those households or those people come daily to the platform. It’s really exciting to know that Nextdoor is a daily use case.

In terms of if you look at if we get everyone up into that top-quartile level of engagement, that’s almost a 2.3x number of households that we can grow to, about a 2.7x growth in WAU. We are just getting started. There is so much more ahead of us.

Then finally, in terms of groups that we target from a go-to-market perspective, four really came to the forefront this year: millennial parents, on the movers, rapid responders, and urban enthusiasts. The first we already do great with, so kind of the 25 to 34 age group. Once people start to have kids, there’s a lot on them for Nextdoor. New movers is a natural one, and it’s a place where we’ve been able to add interesting advertiser links in as well, as Heidi showed during her presentation. Rapid responders, this year we took a real surgical note to that and went after those looking for vaccine information. That’s why we hooked up with folks like Albertsons Companies and for Moderna to do the vaccine map. Then urban enthusiasts is a big target for us this year, but it’s going to be ongoing. Lots more that we can do, particularly in, for example, vertical cities, but it’s an exciting way to be moving into 2022 and we think that the products that we’re building are going to help us grow both more new neighbors and more neighbors engaging with the platform.

Matt Anderson

All right, Kiran, we have another question for you. How are neighbors engaging most with the app and what are the most important KPIs that you’re measuring when it comes to neighborhood activity? Is it time spent on app?

Kiran Prasad

Time spent is not a metric that we’re optimizing for. Neighbors come to us for a combination of utility and community. On the utility side, think about apps like Amazon. You probably aren’t going to ask, you know, how much time are people spending in an Amazon app. It’s about whether people are able to find what they’re looking for and are able to purchase the good. Similarly, on our platform, on Nextdoor, people come here and maybe they’re looking for a plumber. Our goal is to make that process as efficient as possible. Can you find the plumber, and can you get your issue fixed in your house?

On the community side, we’re not an entertainment-focused social media site. That’s just not who we are. We’re more about driving conversations that take those online conversations and move you into the offline world. For example, it’s essentially finding a local tennis group and then actually moving to where you can play tennis in the real world. Both these community and utility use cases are driven through conversations. That’s primarily about helping you discover what you want to do and then moving that into real world interactions.

We primarily focus on driving contributors. Contributors are the number of people that are posting, commenting, reacting, and messaging on the platform. When we see these conversations increase, we can see that neighbors are getting more value. When you get more value, you get more weekly active users. To us, weekly active users is a hyper-important output metric. Many of our weekly active users come almost four times a week, which gives us an indication that real community and utility are being built and things are going to continue to grow.

Matt Anderson

Great, I think with that you can take us home with one last question, Kiran, which is, how are you thinking about WAU growth for the rest of 2021 and going into 2022?

Kiran Prasad

Sure, so FY ’20 was pretty spectacular for us, coming off an amazing growth and engagement in Q2 of FY ’20. It was driven primarily by neighbors who were finding value during the pandemic. On the growth side, we’re excited to share that we’re over 29 million weekly active users now, which is higher than we were at during COVID-19 highs. Over the two-year annualized growth in Q2 of FY ’21, it’s in the mid-20% range. And the retention is incredible: 75% at three months and greater than 50% at two years. What this really means is that when neighbors come to Nextdoor, and they may come for a number of reasons, they all stay—or, a large percentage of them stay and get engaged.

Let’s talk a little bit about the engagement side. In FY ’20, we had double-digit year-over-year growth in engagement, and we expect a similar trend in FY ’21. In fact, a bright spot for us is the international weekly active users. In FY ’20, about 14% of total members were weekly active users, and today we’re at 17% of total members are weekly active users. Not only is the top of funnel growing, not only are there more neighbors joining and total more neighbors on the platform, but we’re actually increasing the percentage of those that are becoming weekly active users.

While we don’t provide weekly active user guidance, we do expect growth is up in the second half of the year. This is because of less difficult comps as well as some of the product innovation that we all talked about, which are things like the contact sync, connecting to neighbors, organizations, as well as groups.

Matt Anderson

Heidi, we have a question for you. Sarah talked about advertiser ROI during the conversation with Bill. Can you help us understand how Nextdoor measures ROI and how that compares to peers?

Heidi Andersen

Absolutely. Thanks, Matt.

As a reminder, we are in the very early days of monetization here at Nextdoor. Having said that, measurement is our top priority, because ultimately, advertisers come to us expecting return on their investments. It’s at the core of everything that we do and everything we invest in currently. We offer a range to our platform-based measurement tools and third-party tools and are investing aggressively in enhancing this area with our own proprietary ad serving platform with live reporting in all the standard measurement areas, including reach, conversion, share voice, sentiment for both brand and product. We measure through both pixel placement and through our third-party verification, as well as conducting offline foot traffic studies. What’s unique to Nextdoor is our data insights. Through our first-party data, we offer a look at neighborhood trends and consumer behavior that you can’t get anywhere else. You get really excited about our sixth installment, our insight series, which is coming out very soon.

To your second question, how our ROI compares to those of peers. It’s really important to sort of keep in mind that our advertisers love us because we offer areas that other platforms can’t compete in. Which is, owning the space of truly local targeting. Sarah talked about it earlier. We have a unique ability to target all the way down to the street level, so 0.1-mile radius. Neighbors are repeat customers, and they want to shop local. We know that from our insights. We know that 88% of neighbors are shopping local at least once a week and 44% are shopping local more than ever.

When it comes to engagement and high intent, we are the platform to be on. For instance, we are driving foot traffic where our cost per visit is 32 below the four-square benchmark. Finally, we have a unique customer base. Twenty-seven percent of neighbors are not active on Facebook, and that’s 52% for Pinterest. What’s really exciting is how we’re growing our advertiser base and we’re getting increasingly better at retaining them, which signals our advertisers are getting value. We had our strongest advertising retention in Q2 of this year.

Matt Anderson

Heidi, we have another question for you. As you look to the second half of this year into 2022, which of your revenue offerings presents the largest opportunity?

Heidi Andersen

It’s a very good question, but here’s what we’re really excited about. We’re excited that in Q2 of this year our growth of 66% came from strength across the business. What that signals is, because we are early in our monetization, we have so much opportunity and upside still. For instance, by enabling self-service, we’re going to instantly give businesses access to our advertising solutions, and those are businesses of all shapes and sizes, right. You’re democratizing access to our platform. It just opens up for many more businesses to engage with us and to buy our advertising solutions.

The largest share of revenue is currently coming from our Sponsored Posts offering, which is in our news feed, followed by our Neighborhood Sponsorships. We see many opportunities for growth still in our news feed as well as in more nascent services like Finds and Maps. When you look at revenue by segment, approximately 65% of revenue is coming from our enterprise segment today. In the near term, we expect for enterprise to continue to drive the majority of our revenue.

What’s really exciting here is that over half of the revenue that we’re seeing in enterprise is actually coming from campaigns that are evergreen on our platform. We do expect SMBs to have an increasing share of revenue growth over time, and we are riding on that great momentum right now with small businesses and we expect for that to continue.

As a reminder, and I really want to highlight this, Nextdoor is incredibly differentiated because we own the local graph. I mentioned this earlier but especially core and key part to why we are different than any other platform. There are three stakeholders on our platform. Again, it’s neighbors, it’s businesses and it’s local agencies, and that gives us so much opportunity.

When you think about our opportunity in general when it comes to monetization, it really comes down to three core areas. It’s about increasing our supply, which is increasing engagement on our platform. It’s about optimizing our ad delivery, and that comes down to things like higher fill rates as well as improving the ad performance. Then third, it is creating sources of revenue that are not directly tied to our impressions. That includes finding ways to really give our advertisers value on Maps and in Groups.

Matt Anderson

Great. Heidi, what are the biggest asks you hear from advertisers that are informing your product roadmap and go-to-market strategy? What are you most excited about?

Heidi Andersen

The core ask is always do you care about value. Advertisers come to us looking for value, and they’ll come back to us and stay with us if they’re actually getting value. In the simplest level, this really comes down to reach and targeting. We’re going to get better in both of these areas as we continue to scale. Targeting as we sort of look at it will improve primarily in the short term as we transition off of Google’s Ad Manager onto our own proprietary ad server.

We also focused on areas like campaign management and automation tools, and that’s through our newly launched neighborhood ad center. As I spoke about in the presentation, we are going to enable self-serve campaign reporting, self-serve buys on our platform. We’re going to enable opportunities to do data ingestion, which is going to further enhance targeting, and we’re going to open up for things like API integrations, of which I spoke about earlier on today as well.

In addition, I want to underscore that we’re investing in our sales and marketing functions to really support our advertising partners. As you heard me talk about in the presentation, we have verticalized our sales team as of January this year, and we saw the benefit of that already in Q2 where we had a really, really strong retention rate coming in.

We also continue to build our unique ad experiences. I mentioned many of them in the presentation today. Really excited about our product listing ads, our multi-location advertising offering, and what we can do on Maps. So much option and so many possibilities. An example was the vaccine map that I mentioned earlier, as well.

When you ask about like what are you really the most excited about, well, it’s really about giving our customers hands and keyboard access, which is transparency, and it is empowerment, and the opportunity to use our automation tools, which means they’ll be more easily accessible to businesses of all shapes and sizes. This combined with our focus on helping customers create and get differentiated value on our platform and our investments in measurement will really help them both see and understand the value that Nextdoor can give for them. That makes for a very exciting near-term roadmap.

Matt Anderson

Sarah, we have a question back to you. How do you think about Nextdoor versus other players in the local space?

Sarah Friar

Great, thanks. First of all, most social networks start by planting a flag, right, and they want to own a graph. For us, Nextdoor is about the local graph, right. Nextdoor equals neighborhoods. Nextdoor equals neighbors. Nextdoor equals local, so very differentiated from say the professional graph, or your friends and family graph. What do you get when you own the local graph? Well, it’s a number of really core pieces of differentiation. Number one, proximity-based interactions. When you come to Nextdoor, you’re automatically connected to everyone nearby, and that’s great for those who want to build an active, valued community. It’s great for local businesses. It’s great for those national brands.

Second thing is you get to also think about Online to Offline Connections. Again, very differentiated from other platforms where I might go on and maybe talk about cooking and share recipes, but I probably can’t go into someone’s kitchen because it’s unlikely that they would be my next-door neighbor. Versus on Nextdoor they are my neighbor, and so the chances of us cooking together is actually quite high. If I have a walking group, of course I want those people to be nearby so we can walk together. Or if I’m Abraham, like Maryam talked about earlier, I might do that dad’s group. We want to be able to meet in real life. Online to Offline, huge potential differentiator for us, or huge actual differentiator for us.

On Nextdoor, everyone’s a real person, right. We’ve taken the time to confirm you, and that means when you compare us to say other platforms that might do things like recommendations, you are getting a review that is local by the person who lives in that town, in that village, in that city, and there’s a lot more trust in that review. Often, you recognize the person themselves. They might be that parent, that Kiran talked about, that you know from standing on the side of the soccer pitch, and now you can see they’re recommending a local restaurant or maybe a plumber. There’s a lot of trust involved there.

Nextdoor is all about utility. Unlike platforms that might be focused on entertainment, we’re really thinking about what’s that near term need. I already talked about the plumber or the babysitter. Or maybe you just are super active in your community and you want a way to bring people’s energy together around a local cause. I see that happen all the time in my neighborhood. In terms of thinking about businesses, right, what’s great on Nextdoor is that neighbors have a high intent and desire to spend locally. Heidi talked about the fact that 88% of neighbors spend locally at least once per week, and they have a vested interest in keeping those businesses alive and thriving.

We have insights that others do not have because we’ve taken the time to aggregate all of those neighbors, right, 63 million of them. That is a lot of data on which to base insights and really provide quantifiable outcomes for businesses. For advertisers, that ability to do local but at a national scale, no one else can do that. We really feel we’ve built something unique and differentiated here. There is no Nextdoor 2, right. Nextdoor equals the neighborhood. Nextdoor is all about local.

Matt Anderson

Kiran, we have an additional question for you. Which of the product launches that you mentioned today are you most excited about for user growth and engagement?

Kiran Prasad

Sure. I think I mentioned this in the presentation earlier, but the three strategies we talked about that I’m super excited about. One is connecting with more than one neighborhood. The ability to be able to connect with, for example, my work neighborhood, or where my parents live, or where I might want to move to, or if you are going to go visit somewhere, being able to see what’s happening in that neighborhood. Just being able to connect to more neighborhoods will just increase the amount of liquidity I have in my feed, more conversations, more engaging with other people on the platform.

The second is connecting with neighbors and organizations. As Sarah mentioned and Heidi mentioned, the local graph is the most important thing to us. While social networks have built up things like a friend graph or a professional graph, the local graph is really unique. A local graph is a set of relationships with people that are directly around you. Those are people and businesses. For example, the local bakery, or maybe your gardener, or maybe somebody else that is nearby that you want to establish a relationship with. Maybe it’s your tennis partner.

Then third, we’re going to be making content that has been tracked inside Nextdoor available through Google Search. Now when you search for the best plumber in your area, Nextdoor results will start to show up, which enable people to discover some of the value of Nextdoor before they’ve even joined, and they can become part of the community and get more utility.

These product changes, they’re not all independent of each other. They kind of compound on top of each other, right. More neighbors are joining, which enables them to create more connections to neighborhoods, to other people, which bring more people, which adds more content, which is then available in the Google search which brings more neighbors and so it’s kind of a loop. It’s an increased loop, and this drives to more depth of engagement, as well as increased monetizations.

Matt Anderson

Mike, we get to turn it over to you now. We have a question. Can you help us understand the major drivers of ARPU uplift year-over-year and quarter-over-quarter?

Mike Doyle

Sure. We’re really pleased with our Q2 ARPU growth of 58% year-on-year, which is an acceleration from the 26% year-on-year that we saw in Q1. But the primary driver is that our sustained higher engagement has provided us more monetization opportunities. But we’re also seeing higher CPMs across the platform. We’re up 32% year-on-year. We’re seeing improved advertiser diversity, which drives performance and yield. We’re seeing higher fill rates, which were up nine percentage points year-on-year. In our recent verticalization, that Heidi talked about, and our go-to-market improvements are helping to drive a higher mix of direct sold advertising campaigns, which were up five percentage points year-on-year, and an increased mix of evergreen spend by advertisers.

We also saw momentum from newer revenue streams as a result of product releases, such as our opening up of Local Sponsorships to all verticals in the platform and allowing local deals to be recurring. The important thing is we have three groups of levers to drive ARPU in the future, and they all have runway. We have increasing engagement, and that’s where our product roadmap is focused. We can improve our ad delivery. As you know, we’re a platform with significant proprietary data and we’re investing in MO and data science disciplines to drive value to advertisers and their neighbors. Revenue that’s not directly tied to impressions, which Heidi mentioned, including Maps, our local advertising products like Local Search and Local Sponsorship.

Matt Anderson

Mike, as a follow on to the last question, how are you thinking about ARPU relative to peers?

Mike Doyle

Yes, so I think a common refrain today is the point that we’re just getting started. We’re much earlier in the development of our ad platform than our peers, including expanding our addressable market with things like self-serve, unifying our ad inventory across the platform, and improving our ad targeting and our ad formats. Today, we’re roughly half the size of Pinterest and a third the size of Twitter in terms of Dow, but we’re a sixth in ARPU, and we believe there’s no structural reason why we should under monetize versus our peers. You’ve heard this from Sarah and Heidi earlier today, we have a compelling value proposition to advertisers with a unique base of high-intent engaged customers that want to spend locally. We’re adding more neighbors on the platform and our product efforts to drive engagement are working.

Matt Anderson

Kiran, Mike talked about a few major drivers of ARPU. Could you add a little lever? What is your ability to increase that load?

Kiran Prasad

As a quick reminder, we’re a utility-based product. Often ads are the right way to answer questions that neighbors have on the platform. For example, if people are looking for what are the best rates for refinancing. Although it may come in the form of an ad, it’s primarily the question that you’re trying to answer. Although there’s more opportunity here, our outlook is not premised on increasing ad load. In fact, the three areas of revenue growth that we’re really focused on are increasing engagement, improving our ad delivery optimization, and other non-impression-based revenue sources, exactly as how Heidi and Mike talked about.

On increasing the engagement side, we’ve talked about this. It’s about adding features like connecting to more neighborhoods, connecting to organizations and other neighbors, and making our content available to Google Search. On the ad delivery optimization side, it’s about better targeting on our first-party data, our unique local graph based first-party data, and then smarter audience expansion. This is just using machine learning to make sure that when an advertiser puts an ad out, it gets to the right person, and new ad formats. The third is non-impression-based revenue sources, like Heidi and Matt talked about, which is Maps and Groups Sponsorships. We have a lot of runway for growth before we start thinking about avenues like higher ad load.

Matt Anderson

We have some questions about our advertising base. Heidi, which verticals are seeing the most traction today?

Heidi Anderson

Yes, so when we initially launched our enterprise ads business before we saw primarily four verticals, of which the first one was home services where we partner with brands like LeafGuard and Traeger. We focused on financial services, which were brands like the LendingTree, which you heard in our presentation earlier today, and retail, imagine Party Cities of the world, right. Then finally, tech and telco where we partner with Comcast and similar brands in that space. These four verticals continue to be our very fast-growing endemic verticals on the platform.

Now, when we verticalized earlier this year, we did it deliberately to really understand better what fit we would have in the marketplace when it comes to other verticals. We rolled out a model that we allowed ourselves to stack against verticals like healthcare, travel, entertainment, CPG, and government. What’s really exciting to see is that we’re seeing strong, early success in all of these verticals. You heard me talk about today like for instance our success with grocery stores. You heard me talk about the vaccine map that we launched in Q2 of this year that we did in partnership with Albertsons Companies and Moderna. You heard us talk about restaurant chains like McDonald’s that are running hyper-local ads at scale on our platform.

When it comes to SMBs, we initially launched SMBs, as was mentioned earlier, in just a couple of verticals, and of those verticals, examples were real estate and home services. In Q4 of last year, we decided to increase our reach, so actually opening it up for many more verticals on the platform. We ended up opening up fully to all verticals and seeing strong traction across some of these new verticals coming in, which is really exciting, because it just means that our products and our solutions have resonated more broadly from where we had a starting point. Lots of upside still across all verticals.

Matt Anderson

Mike, the next question is for you. What are the key levers to achieving profitability? What is the right timeframe to break even, and what are the big areas of investment on the horizon?

Mike Doyle

Yes, I think the first point to understand is we are very much in investment mode for the next several years, just given the tremendous opportunity we believe lays ahead of us and the confidence that we have in our product roadmap that we described for you today. Our business model is well established, as is the path to EBITDA, our EBITDA margin targets. In particular, we’re seeing benefit from high incremental gross margins in our business. In the long term, we are working towards an EBITDA margin of around 40%, but in the near term, we’re investing to maximize the opportunity in front of us.

Things like continuing to grow our audience and deepen engagement will add incremental margin and we’re investing in teams to unlock more viral growth. We have the opportunity to drive ARPU higher through increased engagement and by accelerating the investment in our advertising platform, and we’re investing in product development such as video and machine learning capabilities. We have the opportunity to deepen investment in international markets and we plan to be opportunistic with M&A. In Q2, we beat our expectations and increased our full year guidance, and revenue growth will drive leverage in the business. We have great confidence in our ability to sustain high levels of revenue growth going forward.

Matt Anderson

Mike, we have one more for you. Do you have plans for monetization beyond that?

Mike Doyle

Well, Heidi talked earlier today about the current TAM and the digital ad space, and there’s so much opportunity in this addressable market, especially given the expected growth of more than 80% over the next three years in the U.S., and we have international markets as well. We have a unique audience, ad surfaces and ad formats for our advertisers, with the ability to help them deliver hyper-local messaging at the neighborhood level. We have differentiated ad services that are not supply driven, like Maps, Local Sponsorships, and Search. We have new ad formats like lead gen, video, intertextual ads on Finds, our classifieds marketplace. We’re continuing to attract new advertisers and increase budgets with existing advertisers and grow our share in the digital ad space.

The verticalization that we talked about has allowed us to open up new verticals like CPG and healthcare. We have local businesses that are claiming their business pages every day, which gives us the opportunity to introduce our paid advertising products to them, which will help them to grow their businesses. A common refrain of today has been that we’re just getting started and we’re really excited about the many innovations in our product pipeline for advertisers, but the most important thing for us right now is to stay focused and focused on the ad opportunity.

Matt Anderson

On to our final question and Sarah, this is for you. How do you think about the strategy and timing for international roll out? Are there structural differences in the U.S. versus international markets?

Sarah Friar

The great thing is that our TAM is global. Everyone is a neighbor, literally everyone in the world is a neighbor. In 2021, to Mike’s point about focus, we wanted to stay focused on growth in existing markets.

That felt like the right thing to do. I believe it has been the right thing to do. But absolutely, as we go into 2022, we’re starting to think about how do we open up more broadly.

We have seen big strides in our playbook for international. We’re much more efficient as we enter new countries, Canada being a prime example. Whereas Kiran said earlier, it’s our latest market to enter and it’s been our fastest growing to date. And that’s because we’re learning things like how to shift to maybe a country model to more of a city model, how to think about bringing quickly that community team to bear, how do we bring them products for all of our stakeholders. Not only neighbors, but also businesses and public agencies. As new countries come on board, they get the benefit of all of the product development we’ve just done in the last couple of years.

In terms of how we’re doing in some of these countries, to give you confidence, U.K. is a great example. Today we’re in one in six households. We’re on track to be in one in five by the end of this year. If you look at a city like London, which is really important from an advertiser standpoint, we’re already in one in five. I love London, because it actually is almost like a series of small villages coming alive on the platform.

The growth in international is outpacing growth in United States and it’s even ahead of our own expectations. As we think about international, we continue to evolve the playbook. We know that we want to do more. We know that we can do more, and of course, we know that the business model works as well, and that’s important, because when you put a dollar down you want to know that there is line of sight to a strong ROI on that dollar. Yes, lots of space, but we absolutely think that 2022 is a year when we start to go broader.

Matt Anderson

That marks our final question for the day. On behalf of the whole Nextdoor team, I would like to say thank you to our audience for your participation and your thoughtful questions. We know there are many more that we didn’t get a chance to answer here, so we look forward to following up with each of you directly. On behalf of Nextdoor, thank you for your time today.

Sarah Friar

Thank you.

Kiran Prasad

Thank you.

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